As filed with the Securities and Exchange Commission on April 2, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ADVERTISING.COM, INC.

(Exact name of Registrant as specified in its charter)

Maryland	7319	52-2121493
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1020 Hull Street

Ivory Building

Baltimore, MD 21230

(410) 244-1370

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Scott A. Ferber

Chief Executive Officer

Advertising.com, Inc.

1020 Hull Street

Ivory Building

Baltimore, MD 21230

(410) 244-1370

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael C. Williams Joseph G. Connolly, Jr. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004-1109 (202) 637-5600	Mark G. Borden Brent B. Siler Hale and Dorr LLP 1455 Pennsylvania Ave, N.W. Washington, D.C. 20004 (202) 942-8400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $.01 par value per share	$100,000,000	$12,670

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated April 2, 2004.

             Shares

Common Stock

This is an initial public offering of shares of common stock of Advertising.com, Inc. All of the              shares of common stock are being sold by us.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . Application has been made for quotation on The Nasdaq National Market under the symbol “ADCM.”

See “Risk Factors” on page 6 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Advertising.com, Inc.	$	$

To the extent that the underwriters sell more than              shares of our common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                         , 2004.

Goldman, Sachs & Co.

Deutsche Bank Securities

Piper Jaffray

Prospectus dated                 , 2004.

PROSPECTUS SUMMARY

The following is a brief summary of selected contents of this prospectus. It does not contain all the information that may be important to you. You should read the entire prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed under the caption “Risk Factors” before making an investment decision. Unless otherwise indicated, the terms “Advertising.com,” the “company,” “we,” “us,” and “our” refer to Advertising.com and its subsidiaries.

Our Company

Advertising.com is a leading provider of results-based interactive marketing services. The results we deliver benefit both advertisers and interactive publishers, such as websites and search engines. We develop, target and place web, search engine and email marketing campaigns under which advertisers pay us only if we deliver the results they specify, such as customer purchases or leads. We deliver these services through our network of advertising space, known as inventory, that we purchase from interactive publishers. For publishers, we are a significant and consistent buyer of large quantities of inventory, primarily at fixed prices with no performance or other contingencies. Using our proprietary AdLearn yield management and optimization technology, we automatically match our advertisers’ campaigns to our inventory in a manner designed to maximize the revenues produced by our network.

As estimated by comScore Media Metrix, advertisements we delivered across our web inventory alone reached 70% of all U.S. web users in February 2004. In that month, our network was estimated to be the largest third-party Internet advertising network in the United States, as tracked and defined by comScore Media Metrix.

Market Opportunity

Advertisers desire a measurable return on their marketing investment. The Internet, as an advertising medium, gives them the potential to obtain direct information about consumers’ responses to advertisements. It also enables advertisers to reach large audiences with targeted messages in a cost-effective manner. IDC, a market research firm, projected that the percentage of U.S. households with Internet access will grow from 58% in 2003 to 73% in 2006. However, correlating online advertising expenditures to identifiable consumer actions remains challenging, due largely to the prevalence of the traditional cost-per-thousand impressions pricing model, which only measures the number of advertisements shown without regard to their effectiveness. We believe this has led to the emergence of results-based pricing models, such as cost-per-action and cost-per-click.

Our Strengths

Since our founding, our business has been the delivery of measurable results to Internet advertisers. In 2003 alone, the advertisements we delivered generated over 60 million consumer actions, primarily purchases, registrations and requests for information.

Our ability to deliver effective results-based interactive marketing services is based on the following strengths:

Network reach. The size and diversity of our network enhance our ability to reach the consumer segments that are most likely to respond to advertisements placed on our network. As the volume of our network inventory grows, our ability to reach specific audiences with targeted messages improves.

AdLearn technology. We have developed a proprietary technology that uses the results of prior advertising campaigns to select and schedule the optimal advertisements for our inventory. As the number of advertising campaigns executed increases and our network inventory grows, AdLearn’s ability to predict the most effective advertising placements improves.

Interactive marketing experience. Over the past five years, we have acquired data and expertise that enhance our ability to plan, price, execute and evaluate interactive marketing programs that meet our advertisers’ specific objectives.

Publisher relationships. We are able to secure the volume and quality of advertising inventory necessary to support our marketing services by offering interactive publishers primarily fixed-rate pricing. We believe this provides them with greater predictability than arrangements that subject their return to advertising performance risk.

Our Strategy

Our objective is to be the leading provider of results-based interactive marketing services for advertisers and publishers. Specific elements of our strategy include:

Aggressively pursue new advertiser clients. We intend to expand our client base by aggressively pursuing advertisers seeking to obtain measurable results from their marketing efforts.

Increase revenues from existing advertiser clients. We will seek to increase revenues from our advertiser clients by selling them additional products and services designed to further increase the return from their interactive marketing investment.

Aggressively add new publisher inventory to our network. We intend to expand our network by aggressively pursuing new advertising inventory from our existing publishers as well as pursuing new publishers.

Develop new products and services. We plan to increase our research and development efforts in order to add new products and services that respond to emerging market opportunities and changing advertiser demands.

Continue to develop new technologies. We plan to continue to develop technologies that will enable us to plan and execute more effective interactive advertising programs for our clients.

Expand our international presence. We intend to continue to invest in markets based outside of the United States and to expand our service offering for our domestic clients to include advertising on websites directed at international audiences.

Company Information

We were incorporated in Maryland in August 1998. The address of our principal executive office is 1020 Hull Street, Ivory Building, Baltimore, Maryland 21230 and our telephone number is (410) 244-1370. We maintain a website at www.advertising.com on which we will post all reports we file with the Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934 after the closing of this offering. We also will post on this website our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

“ADVERTISING.COM”, “ADLEARN”, “ACE PRO”, “ACE SERVE” and “ACE DIRECT” are our trademarks and “ADLEARN” is our registered trademark in the United States and other countries. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of use by, these other parties.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

Our net proceeds from this offering will be approximately $             million, after deducting the estimated underwriting discounts and commissions and estimated expenses of this offering. We will use these net proceeds for working capital, general corporate purposes and possible future acquisitions. As of the date hereof, we have not entered into any acquisition agreement or letter of intent relating to any potential acquisition.

Proposed Nasdaq National Market symbol	ADCM

The share information in the table above is based on 4,624,051 shares outstanding as of December 31, 2003 and excludes:

•	2,699,327 shares issuable upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $5.69 per share; and

•	288,912 shares available for future issuance under our equity incentive plans.

Except as otherwise noted, all information in this prospectus:

•	assumes that our shares of common stock will be sold at $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus;

•	assumes the underwriters do not exercise their over-allotment option;

•	gives effect to the conversion of our outstanding shares of convertible preferred stock into 4,893,898 shares of common stock, which will occur automatically upon the closing of this offering; and

•	does not give effect to a for one stock split, which will occur prior to the closing of this offering.

Summary Consolidated Financial Data

(in thousands, except share and per share data)

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2003, are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst and Young LLP, our independent auditors, and that are included in this prospectus.

We computed unaudited pro forma net income available to common stockholders per share for the year ended December 31, 2003 by using the weighted average number of shares of common stock outstanding, including the pro forma effects of the automatic conversion of our convertible preferred stock into shares of common stock effective upon the closing of the offering as if such conversion occurred on January 1, 2003.

	Year Ended December 31,
	2001	2002	2003
Statement of Operations Data:
Revenues	$37,979	$74,066	$132,341
Cost of revenues	28,992	51,136	90,319

Gross profit	8,987	22,930	42,022

Operating expenses:
Selling, general and administrative	17,781	18,123	24,020
Research and development	4,473	3,933	3,847
Stock compensation expense	334	334	2,015
Impairment loss—goodwill and other intangible assets	—	959	—
Restructuring charges	2,936	1,381	—

Total operating expenses	25,524	24,730	29,882

Income (loss) from operations	(16,537)	(1,800)	12,140
Interest income, net	1,268	493	444

Income (loss) before income taxes	(15,269)	(1,307)	12,584
Income tax benefit	—	—	6,128
Minority interest in loss of subsidiary	—	742	—

Net income (loss)	(15,269)	(565)	18,712
Net decretion (accretion) of redeemable convertible preferred stock to estimated redemption value	635	(1,016)	(44,533)

Net loss attributable to common stockholders	$(14,634)	$(1,581)	$(25,821)

Net loss attributable to common stockholders per share—basic and diluted	$(3.50)	$(0.38)	$(5.95)
Weighted average common shares outstanding—basic and diluted	4,186,497	4,194,588	4,341,247
Pro forma net income available to common stockholders			$18,712
Pro forma net income available to common stockholders per share:
Basic			$1.97
Diluted			$1.80
Pro forma weighted average common shares outstanding:
Basic			9,517,949
Diluted			10,405,711

The following unaudited pro forma consolidated balance sheet data gives effect to the conversion of our outstanding convertible preferred stock into common stock upon the closing of this offering as if such conversion had taken place on December 31, 2003. The following unaudited pro forma as adjusted consolidated balance sheet data adjusts the pro forma balances to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the mid-point of the range set forth on the cover page of this prospectus, and our receipt of the net proceeds therefrom after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
Balance Sheet Data:
Cash, cash equivalents and investments in marketable securities	$42,298	$42,298	$
Working capital	49,574	49,574
Total assets	82,451	82,451
Total long-term debt and capital lease obligations	565	565
Redeemable convertible preferred stock	114,972	—
Total stockholders’ equity (deficit)	(58,069)	56,903

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, including the consolidated financial statements and related notes, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

General Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects and may increase your investment risk.

We commenced operations in 1998 and, as a result, have only a limited operating history upon which you can evaluate our business and prospects. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain this growth. We will encounter risks and difficulties frequently encountered by early-stage companies in rapidly evolving industries, such as the Internet advertising industry. Some of these risks include the need to:

•	attract new advertiser and publisher clients and maintain current advertiser and publisher relationships;

•	offer competitive pricing;

•	maintain and expand our network through which we deliver advertising programs;

•	achieve advertising campaign results that meet our clients’ objectives;

•	continue to develop and upgrade the technologies that enable us to provide results-based interactive marketing services;

•	respond to evolving government regulations relating to the Internet, privacy, direct marketing, and other aspects of our business;

•	identify, attract, retain and motivate qualified personnel;

•	successfully implement our business model;

•	manage our expanding operations; and

•	maintain our reputation and build trust with our clients.

If we do not successfully address these risks, it could cause a significant decrease in our revenues and negatively affect our ability to generate income.

If we fail to maintain our position as an intermediary between interactive publishers who supply advertising inventory and Internet advertisers who purchase results-based marketing programs, our business could suffer.

We purchase advertising inventory from interactive publishers and sell results-based interactive marketing programs to advertisers. Our business will suffer to the extent our advertiser and publisher clients purchase and sell Internet advertising directly from each other or through other intermediaries that compete with us. Our ability to maintain our position as an effective intermediary between publishers and advertisers depends on several factors, including:

•	our ability to deliver advertising results that are superior to those that advertisers or publishers could achieve directly or through the use of competing providers or technologies;

•	our ability to purchase sufficient advertising inventory to meet our advertiser clients’ objectives at prices that enable us to make a profit; and

•	the demand for results-based marketing services at prices that allow us to make a profit.

Our business will suffer if the market for results-based Internet marketing services fails to develop.

Most of our services are offered to advertisers using results-based pricing models. The market for results-based Internet advertising has only recently developed, and the viability and profitability of this market is unproven. If advertisers fail to understand the value of results-based marketing services, the Internet advertising market could move away from these services, and our revenues could decline or fail to grow.

We may not be able to manage the risk inherent in our business as an intermediary of results-based marketing services, which could result in losses.

Each time we enter into a contract to deliver results-based advertising programs or to purchase advertising inventory, we assume risks such as:

•	the risk that we may not be able to use the inventory we purchase to deliver advertising programs that generate sufficient revenues to cover the cost of the purchased inventory; and

•	the risk that advertising campaigns we execute for our clients do not generate the results that are necessary in order to be paid by our clients.

We could lose money if we are unable to accurately evaluate and manage these risks, especially as our business increases in size and complexity.

We have only recently become profitable and may not maintain our level of profitability.

Although we have generated net income in recent quarters, we may not be profitable in future periods, either on a short- or long-term basis. We have incurred substantial operating losses since our inception, and had cumulative losses of $15.1 million as of December 31, 2003. We can give you no assurance that operating losses will not recur in the future or that we will maintain our level of profitability for a substantial period of time.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause our stock price to decline.

Our prior operating results have fluctuated due to changes in our business and the advertising industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•	the addition of new clients or the loss of existing clients;

•	changes in demand and pricing for our marketing services;

•	changes in the amount, price and quality of available advertising inventory;

•	the timing and amount of sales and marketing expenses incurred to attract new advertisers;

•	seasonal patterns in Internet advertisers’ spending, which tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns;

•	changes in the economic prospects of advertisers or the economy generally, which could alter current or prospective advertisers’ spending priorities, or could increase the time it takes us to close sales with advertisers;

•	changes in our pricing policies, the pricing policies of our competitors or the pricing of Internet advertising generally;

•	changes in governmental regulation of the Internet;

•	timing differences at the end of each quarter between our inventory payments to publishers and our collection of advertising revenues related to that inventory; and

•	costs related to acquisitions of technology or businesses.

Our operating results may fall below the expectations of market analysts and investors in some future periods. If this happens, even just temporarily, the market price of our common stock may fall.

We may not be able to promptly reduce our overall expenses in response to any decrease in our revenues, which could cause us to incur operating losses.

Our expenses related to selling, general and administrative functions and the costs of operating our network are generally fixed in the short-term. As a result, we may not be able to reduce promptly our overall expenses in response to a decrease in our revenues, and our failure to do so would affect our operating results and could cause operating losses.

Furthermore, any efforts to reduce costs might include a restructuring of our business, reduction in the number of employees, office closings and the reduction or elimination of various administrative functions. These efforts could give rise to significant accounting charges, contract termination fees, and separation or severance benefits payments.

Risks Related to Our Internet Marketing Services

Any decrease in demand for our Internet marketing services could substantially reduce our revenues.

To date, substantially all of our revenues have been derived from Internet advertising. We expect that Internet advertising will continue to account for a substantial portion of our revenues in the future. However, our revenues from Internet advertising may decrease in the future for a number of reasons, including the following:

•	the rate at which Internet users click on advertisements or take action in response to an advertisement has always been low and could decline as the volume of Internet advertising increases;

•	Internet users can install software programs that allow them to prevent advertisements from appearing on their screens or block the receipt of emails;

•	advertisers may prefer an alternative Internet advertising format, product or service which we might not offer at that time; and

•	we may be unable to make the transition to new Internet advertising formats preferred by advertisers.

If our pricing models are not accepted by our advertiser clients, we could lose clients and our revenues could decline.

Most of our services are offered to advertisers based on cost-per-action, or CPA, or cost-per-click, or CPC, pricing models. These results-based pricing models differ from the cost-per-thousand impressions, or CPM, pricing model used by many Internet advertising companies. Our ability to generate significant revenues from advertisers will depend, in part, on our ability to demonstrate the effectiveness of our primary pricing models to advertisers, who may be more accustomed to a CPM pricing model.

Furthermore, intense competition among websites and other Internet advertising providers has led to the development of a number of alternative pricing models for Internet advertising. The proliferation of multiple pricing alternatives may confuse advertisers and make it more difficult for them to differentiate among these alternatives. In addition, it is possible that new pricing models may be developed and gain widespread acceptance that are not compatible with our business model or our technology. These alternatives, and the likelihood that additional pricing models will be introduced, make it difficult for us to project the levels of advertising revenues or the margins that we, or the Internet advertising industry in general, will realize in the future. If advertisers do not understand the benefits of our pricing models, then the market for our services may decline or develop more slowly than we expect, which may limit our ability to grow our revenues or cause our revenues to decline.

We depend on a limited number of advertisers for a significant percentage of our revenues, and the loss of one or more of these advertisers could cause our revenues to decline.

For the year ended December 31, 2003, revenues from our ten largest advertisers accounted for 34% of our total revenues. Although no single advertiser accounted for 10% or more of our revenues in 2003, two companies affiliated with the Apollo Group, in the aggregate, accounted for 13% of our total revenues that year. We believe that a limited number of clients will continue to be the source of a substantial portion of our revenues for the foreseeable future. Key factors in maintaining our relationships with these clients include our performance on individual campaigns, the strength of our professional reputation, and the relationships of our key executives with client personnel. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more major clients are impaired, our revenues could decline and our operating results could be adversely affected.

Because our advertiser client contracts generally can be cancelled by the client with little or no notice or penalty, the termination of one or more large contracts could result in an immediate decline in our revenues.

We derive substantially all of our revenues from marketing services under short-term contracts, most of which are cancelable upon 90 days or less notice. In addition, these contracts generally do not contain penalty provisions for cancellation before the end of the contract term. The non-renewal, re-negotiation, cancellation or deferral of large contracts, or a number of contracts that in the aggregate account for a significant amount of revenues, could cause an immediate and significant decline in our revenues and harm our business.

Any limitation on our use of data derived from our clients’ advertising campaigns could significantly diminish the value of our services and cause us to lose clients and revenues.

When an individual visits our clients’ websites, we use technologies, including cookies and web beacons, to collect information such as the user’s IP address, advertisements served by us that have been viewed by the user, and responses by the user to such advertisements. We aggregate and analyze this information to determine the placement and to schedule the delivery of advertisements across our network. Although the data we collect from campaigns of different clients, once aggregated, are not identifiable, our clients might decide not to allow us to collect some or all of this data or might limit our use of this data. Any limitation on our ability to use such data could make it more difficult for us to deliver results-based marketing programs that meet client demands.

In addition, although our contracts generally permit us to aggregate data from advertising campaigns, our clients might nonetheless request that we discontinue using data obtained from their campaigns that have already been aggregated with other clients’ campaign data. It would be difficult, if not impossible, to comply with these requests, and such requests could result in significant expenditures of resources. Interruptions, failures or defects in our data collection, mining and storage systems, as well as privacy concerns regarding the collection of user data, could also limit our ability to aggregate and analyze data from our clients’ advertising campaigns. If that happens, we may lose clients and our revenues may decline.

Risks Related to the Supply of Advertising Inventory

We depend on interactive publishers for inventory to deliver our clients’ advertising campaigns, and any decline in the supply of advertising inventory available through our network could cause our revenues to decline.

The websites, search engines, and email publishers that sell their advertising space to us are not bound by long-term contracts that ensure us a consistent supply of advertising inventory. We generate a significant portion of our revenues from the advertising inventory provided by a limited number of publishers. In most instances, publishers can change the amount of inventory they make available to us at any time, as well as the price at which they make it available. In addition, publishers may place significant restrictions on our use of their advertising inventory. These restrictions may prohibit advertisements from specific advertisers or specific industries, or restrict the use of certain creative content or format. If a publisher decides not to make inventory available to us, or decides to increase the price, or places significant restrictions on the use of such inventory, we may not be able to replace this with inventory from other publishers that satisfy our requirements in a timely and cost-effective manner. If this happens, our revenues could decline or our cost of acquiring inventory may increase.

Our growth may be limited if we are unable to obtain sufficient advertising inventory that meets our pricing and quality requirements.

Our growth depends on our ability to effectively manage and expand the advertising inventory in our network. To attract new advertisers, we must increase our supply of inventory that meets our performance and pricing requirements. Our ability to purchase sufficient quantities of suitable advertising inventory will depend on various factors, some of which are beyond our control. These factors include:

•	our ability to offer publishers a competitive price for their inventory;

•	our ability to estimate the quality of the available inventory; and

•	our ability to efficiently manage our existing advertising inventory.

In addition, the number of competing Internet advertising networks that purchase advertising inventory from websites, email and search engine publishers continues to increase. We cannot assure you that we will be able to purchase advertising inventory that meets our performance, price and quality requirements, and if we cannot do so, our ability to generate revenues could be limited.

Any limitation on our ability to post advertisements throughout our network could harm our business.

We execute advertising programs for clients primarily by placing advertisements, which we refer to as ad serving, on our network inventory. Our business could suffer from a variety of factors that could limit or reduce our ability to serve advertisements across our network, including:

•	technological changes that render our ad serving systems obsolete or incompatible with the systems of web publishers;

•	lawsuits or injunctions based on claims that our ad serving technologies violate the proprietary rights of other parties; and

•	interruptions, failures or defects in our ad serving systems.

Consolidation of interactive publishers may impair our ability to provide marketing services, acquire advertising inventory at favorable rates and collect campaign data.

The consolidation of Internet advertising networks, web portals, search engines and other interactive publishers could eventually lead to a concentration of desirable advertising inventory on a very small number of networks and large websites. Such concentration could:

•	increase our costs if these publishers use their greater bargaining power to increase rates for advertising inventory;

•	impair our ability to provide marketing services if these publishers prevent us from distributing our clients’ advertising campaigns on their websites or if they adopt ad serving systems that are not compatible with our ad serving systems; and

•	diminish the value of our advertising campaign databases, as the value of these databases depends on the continuous aggregation of data from advertising campaigns on a variety of different advertising networks and websites.

Risks Related to Our Technology

Our AdLearn optimization technology may not achieve its intended benefits.

We use our AdLearn yield management and optimization technology to match individual advertisements to the available inventory on our network in a manner designed to maximize the revenues produced by our network. Because AdLearn is relatively new, we cannot assure you that the use of this technology will achieve these results, in which case our revenues and margins could decline.

Disputes over the methods we use to measure the effectiveness or frequency of advertisements could cause us to lose clients or advertising inventory.

We earn the majority of our advertising revenues based on the number of consumer actions from advertisements delivered through our network and we make most payments to publishers based on the number of advertising impressions they deliver. Advertisers may be unwilling to use our services and publishers may be unwilling to sell inventory to us if they perceive that our measurements of impressions, clicks and actions are not accurate and reliable. Advertisers and publishers often maintain their own technologies and methodologies for counting these actions, and from time to time we have had to resolve differences between our measurements and theirs. Any significant dispute over measurement could cause us to lose advertiser clients or sources of inventory, which could decrease our revenues.

We must keep pace with rapidly changing technologies to remain competitive.

The Internet advertising market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands. These characteristics are caused in part by the changing nature of the Internet itself. Our future success therefore will depend on our ability to adapt to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance, features and reliability of our service.

For example, advertisers are increasingly requiring Internet advertising providers to have the ability to deliver advertisements utilizing new formats that incorporate rich media, such as video and audio, interactivity, and more precise consumer targeting techniques. We could lose clients if we fail to successfully adapt to developments such as these, which could result in decreased revenues.

We must introduce new products and services to grow our business.

Our success depends on our ability to develop and introduce new services that address our clients’ changing demands. Any new products or services that we develop will need to meet the requirements of our current and prospective clients and may not achieve significant market acceptance. The introduction of new products and services by our competitors, and the emergence of new industry standards, could render our existing products and services obsolete and unmarketable or require unanticipated investments in research and development. If revenues generated from the use of our technologies does not cover these development costs, our operating results could be adversely affected.

Our business could be harmed if the use of tracking technology is restricted or becomes subject to new regulation.

In conjunction with serving advertisements on websites, we typically place small files of information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookie information is passed to us through an Internet user’s browser software. We use cookies to collect information regarding the advertisements we deliver to Internet users and their interaction with these advertisements. We use this information to identify Internet users who have received our advertisements in the past and to monitor and prevent potentially fraudulent activity. In addition, our AdLearn optimization technology uses this information to monitor the performance of ongoing advertising campaigns and plan future campaigns.

Some Internet commentators and privacy advocates have proposed limiting or eliminating the use of cookies and other Internet tracking technologies, and legislation has been introduced in some jurisdictions to regulate Internet tracking technologies. The European Union has already adopted a directive requiring that when cookies are used, the user must be informed and offered an opportunity to opt-out of the cookies’ use. If there is a further reduction or limitation in the use of Internet tracking technologies such as cookies:

•	the effectiveness of our AdLearn optimization technology could be significantly reduced;

•	we may have to replace or re-engineer our tracking technology, which could require significant amounts of our time and resources, may not be completed in time to avoid losing clients or advertising inventory, and may not be commercially or technically feasible;

•	we may have to develop or acquire other technology to prevent fraud; and

•	we may become subject to costly and time-consuming litigation or investigations due to our use of cookie technology or other technologies designed to collect Internet usage information.

Any one or more of these occurrences could result in increased costs, require us to change our business practices or divert management’s attention.

Our failure to protect our intellectual property rights could diminish the value of our services, weaken our competitive position and reduce our revenues.

Our success depends in large part on our proprietary technology. In addition, we believe that our service marks and trademarks are key to identifying and differentiating our products and services from those of our competitors. We rely on a combination of copyright, patent, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. These steps taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies.

We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. If we fail to protect and maintain our intellectual property rights, the value of our services could be diminished, our competitive position may suffer and we could lose clients and revenues.

If we are found to infringe on the proprietary rights of others, we could be required to redesign our products, pay significant royalties or enter into license agreements with third parties.

A third party may assert that our technology violates its intellectual property rights. From time to time, we have been subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand the complexity and scope of our business. Any claim, regardless of its merit, could be expensive and time consuming to defend. Successful infringement claims against us could result in significant monetary liability or prevent us from operating our business, or portions of our business. In addition, resolution of claims may require us to redesign our technology, obtain licenses to use intellectual property rights belonging to third parties or cease using those rights altogether. Any of these events could harm our business.

If our technologies suffer from design defects, we may need to expend significant resources to address resulting product liability claims.

Our technology may contain design or performance defects which may become apparent only after widespread commercial use. Our contracts with our clients do not contain provisions to completely limit our exposure to liabilities resulting from product liability claims. A product liability claim brought against us could be expensive to defend, could result in monetary liabilities and, even if covered by our insurance, could adversely affect the marketability of our services and our business reputation.

Risks Related to Our Management and Operations

If we do not retain our senior management and key employees, we may not be able to achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management and other key employees, particularly Scott A. Ferber, our chief executive officer, John B. Ferber, our chief product officer, W. Gar Richlin, our chief operating officer, and Robert Luenberger, our chief scientist. We do not have key-person insurance on any of our employees. We may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, resulting in harm to key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

If we are unable to attract and retain skilled employees, we might not be able to sustain our growth.

Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills and management expertise. Competition for employees in our industry is intense. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to grow our business.

If we fail to manage our growth effectively, our operating results could be adversely affected.

We have expanded our operations rapidly since our inception in 1998. As of March 12, 2004, we had approximately 290 employees and 11 offices. We also provided services to over 650 U.S. advertiser clients in 2003. Past growth has placed, and any future growth will continue to place, a significant strain on our management systems and resources.

We plan to continue to expand our sales and marketing, technology, client support and research and development organizations. Also, we will likely need to continue to improve our financial and managerial controls and our reporting systems and procedures. If we are unable to effectively implement these plans and to otherwise manage our expanding operations, our operating results could be adversely affected.

We must increase the capacity of our operating systems and infrastructure to grow our business.

We will need to improve and upgrade our operating systems and infrastructure in order to allow our operations to grow in both size and scope. Without such improvements, our operations might suffer from slow delivery times, unreliable service levels or insufficient capacity, any of which could negatively affect our reputation and ability to attract and retain clients. We may be unable to expand our systems in a timely fashion, which could limit our ability to grow. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase. If we improve and upgrade our systems and the volume of our business does not increase to offset the costs, our operating results could be adversely affected and we could incur losses.

System failures, including those of third parties, could significantly disrupt our operations and cause us to lose clients or advertising inventory.

Our success depends on the continuing and uninterrupted performance of our systems, which we utilize to, among other things, place advertisements, monitor the performance of advertising campaigns and manage our inventory. Sustained or repeated system failures that interrupt our ability to provide services to clients, including failures affecting our ability to deliver advertisements quickly and accurately and to process users’ responses to advertisements, could significantly reduce the attractiveness of our services to advertisers and reduce our revenues. Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious human acts and natural disasters. Any steps we take to increase the reliability and redundancy of our systems may be expensive, reduce our margins and may not be successful in preventing system failures.

Our services are substantially dependent on systems provided by third parties, over whom we have little control. Interruptions in our services could result from the failure of telecommunications providers and other third parties to provide the necessary data communications capacity as required. We have occasionally experienced significant difficulties delivering advertisements across our network due to system failures unrelated to our own systems.

Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems or those of service providers. As a result, system failures that disrupt our operations could harm our business.

Because we do not maintain a fully redundant data center, any failure of our data center could adversely affect our operating results.

We do not maintain a fully redundant data center for our network operations systems. Our precautions against system failure may not be adequate to prevent an interruption in the operation of our system. The failure of our network operations systems, due to hardware, software or other malfunction or interruption, could severely interrupt our business and cause us to lose clients and revenues. If we decide to establish a fully redundant data center, we could incur substantial costs and our operating results could suffer.

Our inability to use software licensed from third parties or our use of open source software under license terms that interfere with our proprietary rights, could disrupt our business.

Some of our products contain software licensed from third parties, including some software, known as open source software, that we use without charge. In the future, these licenses may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future products or enhancements of existing products, which could impair our business. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms.

If we or our advertiser or publisher clients fail to comply with regulations governing consumer privacy, we could face substantial costs and our business could be harmed.

Our collection, maintenance and sharing of information regarding Internet users could result in lawsuits or government inquiries. These actions may include those related to U.S. federal and state legislation or European Union directives limiting the ability of companies like ours to collect, receive and use information regarding Internet users. Litigation and regulatory inquiries are often expensive and time-consuming and their outcome is uncertain. Any involvement by us in any of these matters could require us to:

•	spend significant amounts on our legal defense;

•	divert the attention of senior management from other aspects of our business;

•	defer or cancel new product launches as a result of these claims or proceedings; and

•	make changes to our present and planned products or services.

Further, we cannot assure you that our advertiser and publisher clients are currently in compliance, or will remain in compliance, with their own privacy policies, regulations governing consumer privacy or other applicable legal requirements. We may be held liable if our clients use our technology or the data we collect on their behalf in a manner that is not in compliance with applicable laws or regulations or their own stated privacy standards.

We may be liable for content in the advertisements we deliver for our clients.

We may be liable to third parties for content in the advertising we deliver if the artwork, text or other content involved violates copyrights, trademarks or other intellectual property rights of third parties or if the content is defamatory. Although we generally receive warranties from our advertisers that they have the right to use any copyrights, trademarks or other intellectual property included in an advertisement and are normally indemnified by the advertisers, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments and could require us to change our business.

Misappropriation of confidential information held by us could cause us to lose clients or incur liability.

We retain highly confidential information on behalf of our clients in our systems and databases. Although we maintain security features in our systems, our operations may be susceptible to hacker interception, break-ins and other disruptions. These disruptions may jeopardize the security of information stored in and transmitted through our systems. If confidential information is compromised, we could be subject to lawsuits by the affected clients or Internet users, which could damage our reputation among our current and potential clients, require significant expenditures of capital and other resources and cause us to lose business and revenues.

Our international operations subject us to additional risks that could harm our business.

International operations subject us to additional risks, including:

•	foreign exchange fluctuations;

•	the impact of foreign economic conditions;

•	changes in and differences between domestic and foreign regulatory requirements;

•	export restrictions, including export controls relating to encryption technologies;

•	reduced protection for intellectual property rights in some countries;

•	potentially adverse tax consequences;

•	difficulties and costs of staffing and managing foreign operations;

•	political and economic instability;

•	tariffs and other trade barriers; and

•	seasonal reductions in business activity.

We cannot assure you that we will be successful in our efforts in foreign countries. Some of these factors may cause our international costs to exceed our domestic costs of doing business. Failure to adequately address these risks could adversely affect our business, financial condition and operating results.

Additional Business Risks

We face intense and growing competition, which could result in price reductions, reduced operating margins and loss of market share.

The market for Internet advertising and related services is highly competitive. If we fail to compete effectively against other Internet advertising service companies, we could lose clients or advertising inventory and our revenues could decline. We expect competition to continue to increase because there are no significant barriers to entry. Our principal competitors include other companies that provide advertisers with Internet advertising services, including advertising networks such as 24/7 Real Media and ValueClick, and affiliate networks. In addition, we compete with large interactive media companies with strong brand recognition, such as AOL, Google, Microsoft and Yahoo!, that sell advertising inventory directly to advertisers. These companies have significant competitive advantages, including direct sales personnel and substantial proprietary inventory. We also compete with traditional advertising media, such as direct mail, television, radio, cable and print, for a share of advertisers’ total advertising budgets.

Many current and potential competitors have advantages over us, such as longer operating histories, greater name recognition, larger client bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical and marketing resources. In addition, existing or future competitors may develop or offer services that provide significant performance, price, creative or other advantages over those offered by us.

Current and potential competitors may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address the needs of our clients and prospective clients. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

If we fail to compete successfully, we could have difficulties attracting and retaining advertising clients or advertising inventory, which may decrease our revenues and adversely affect our operating results. Increased competition may also result in price reductions and reduced operating income.

We expect to pursue acquisitions or other investments, which may require significant resources and may be unsuccessful.

In the future, we may acquire or make investments in other businesses, or acquire products and technologies, to complement our current business. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, we have limited experience in integrating an acquisition into our business. Acquisitions involve numerous risks, any of which could disrupt our business and reduce the likelihood that we will receive the expected benefits of the acquisition, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	diversion of management’s attention from other business concerns;

•	unavailability of favorable financing for future acquisitions;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	responsibility for liabilities of acquired businesses; and

•	increased fixed costs.

We may need additional financing in the future, which may not be available on favorable terms, if at all.

We may need additional funds to finance our operations, as well as to enhance our services, fund our expansion, respond to competitive pressures or acquire complementary businesses or technologies. However, our business may not generate the cash needed to finance such requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations.

Some of our clients may not be able to pay for our services.

Some of our clients have limited operating histories, are unprofitable and may not be able to pay for our services. In the past we have lost clients, or have had difficulty collecting payments from clients, who could not pay for our services because they were unprofitable and unable to secure ongoing funding. The ability of several of our clients to meet their payment obligations is affected by the risks and difficulties encountered by companies with limited operating histories, particularly in the evolving Internet market. If any of our current or future clients are unable to pay for our services, our operating results could be adversely affected.

Risks Related to Our Industry

The Internet advertising industry could be adversely affected by general economic downturns, catastrophic events or declines or disruptions in industries that advertise heavily on the Internet.

The Internet advertising industry is sensitive to both general economic and business conditions and to specific events, such as acts of terrorism. In addition, Internet advertising spending can be affected by the condition of industries that advertise heavily on the Internet such as the financial services, travel and entertainment industries. Some of these industries tend to be sensitive to event-driven disruptions such as government regulation, war, terrorism, disease, natural disasters and other significant events. A general decline in economic conditions or disruptions in specific industries characterized by heavy spending on interactive advertising, could cause a decline in Internet advertising expenditures which could in turn cause a decline in our revenues.

If the market for Internet advertising fails to continue to develop, our revenues and our operating results could be harmed.

Our future success is highly dependent on the continued use and growth of the Internet as an advertising medium. The Internet advertising market is relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising services is uncertain. Many of our current or potential advertiser clients have little or no experience using the Internet for advertising purposes and have allocated only limited portions of their advertising budgets to the Internet. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information, measuring success and evaluating new advertising products and services. Such clients may find Internet advertising to be less effective for promoting their products and services than traditional advertising media. We cannot assure you that the market for Internet advertising will continue to grow or become sustainable. If the market for Internet advertising fails to continue to develop or develops more slowly than we expect, our revenues and business could be harmed.

Our business is dependent on the continued growth of Internet usage.

Our business depends on the continued growth in the use of the Internet. Internet usage may be inhibited for a number of reasons, such as:

•	inadequate network infrastructure;

•	security concerns;

•	inconsistent quality of service; and

•	unavailability of cost-effective, high-speed service.

If Internet usage grows, its infrastructure may not be able to support the demands placed on it and its performance and reliability may decline. In addition, websites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure, and as a result of sabotage. The Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technologies required to accommodate increased levels of Internet activity. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support this growth, our ability to grow our business could be compromised and our revenues could decline.

Changes in government regulation or industry standards applicable to the Internet, especially those governing privacy, could decrease the demand for our services and increase our costs of doing business.

Our business is subject to existing laws and regulations that have been applied to Internet communications, commerce and advertising. New laws and regulations may restrict specific Internet activities, and existing laws and regulations may be applied to Internet activities, either of which could increase our costs of doing business over the Internet and adversely affect the demand for our advertising services. In the United States, federal and state laws already apply or may be applied in the future to areas, including commercial email, children’s privacy, copyrights, taxation, user privacy, search engines, Internet tracking technologies, direct marketing, data security, pricing, sweepstakes, promotions, intellectual property ownership and infringement, trade secrets, export of encryption technology, acceptable content and quality of goods and services.

The European Union has adopted directives that may limit our ability to collect and use information regarding Internet users in Europe. The effectiveness of our AdLearn technology could be limited by any regulation limiting the collection or use of information regarding Internet users. Furthermore, due to the global nature of the Internet, it is possible that, although our transmissions originate in particular states, governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Such legislation, if adopted, could hinder the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium.

In addition to government regulation, privacy advocacy groups and the technology and direct marketing industries are considering various new, additional or different self-regulatory standards applicable to the Internet. Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting our clients and us, which could harm our business.

Our business could be adversely affected if the market for e-commerce does not grow or grows slower than expected.

Because many of our clients’ advertisements encourage online purchasing, our ability to grow our business depends in part on the growth and market acceptance of e-commerce. A number of factors outside of our control could hinder the future growth of e-commerce, including the following:

•	the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or its performance and reliability may decline;

•	insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;

•	negative publicity and consumer concern surrounding the security of e-commerce transactions; and

•	financial instability of e-commerce companies.

In particular, any well-publicized compromise of security involving web-based transactions could deter people from purchasing items on the Internet, clicking on advertisements, or using the Internet generally, any of which could cause us to lose clients and advertising inventory and adversely affect our revenues.

Risks Related to This Offering

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters and us, and may bear no relationship to the price at which the common stock will trade upon completion of the offering. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The market prices of the securities of Internet-related and online commerce companies have been extremely volatile and have overall declined significantly since early 2000. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	conditions or trends in our industry;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are Internet-related;

•	announcements by us or our competitors of new products or services, significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of our common stock by our directors and officers or specific shareholders.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Future sales of our common stock could cause our stock price to decline.

If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales, or the perception that these sales could occur, might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have outstanding          shares of common stock, assuming no exercise of outstanding options and warrants. Of these shares, the          shares sold in this offering and          additional shares will be freely tradable immediately,          additional shares will be eligible for sale in the public market 90 days after the date of the final prospectus,          additional shares will be eligible for sale 180 days after the date of the final prospectus following the expiration of lock-up agreements between our officers, directors and some of our stockholders and the underwriters, and          more shares will become available for sale in the public market on subsequent dates. Goldman, Sachs & Co., on behalf of the underwriters, may release our directors, officers and stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

Purchasers in this offering will experience immediate and substantial dilution.

Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. As a result, investors purchasing our common stock in this offering will incur immediate dilution of          per share. The exercise of outstanding options and warrants and future equity issuances at prices below the initial public offering price would result in further dilution to purchasers in this offering.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We will have broad discretion over the use of proceeds from this offering.

We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use the net proceeds from this offering for general corporate purposes, including working capital, and for possible future strategic investments or acquisitions, we have not allocated these net proceeds for specific purposes. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

Some provisions of our charter, bylaws and Maryland law inhibit potential acquisition bids that you may consider favorable.

Our corporate documents and Maryland law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

•	a staggered board of directors;

•	limitations on persons authorized to call a special meeting of stockholders;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	the ability of the board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock, or the number of shares of stock of any class or series that the company has the authority to issue; and

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Also, under Maryland law, business combinations between our company and any person who beneficially owns 10% or more of our common stock, or an affiliate of such person, are prohibited for a five-year period unless exempted in accordance with the statute, and the acquisition of control shares, defined in the statute as the ability to exercise voting power in excess of 20%, may not be voted except to the extent approved by the stockholders of our company.

Recently enacted changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission rules implementing that Act have required changes in corporate governance practices of public companies. As a public company, these new rules and regulations will increase our legal and financial compliance costs, and make some activities more difficult, time-consuming or costly. We also expect these new rules and regulations may make it more expensive for us to obtain desired director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change in control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interest. The concentration of ownership could have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and could ultimately affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements relate to future events or our future financial performance. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Specifically, this prospectus contains foward-looking statements about:

•	our expectations regarding financial condition or results of operations for periods after December 31, 2003;

•	our future sources of and needs for liquidity and capital resources;

•	our discussion of our critical accounting policies;

•	our expectations regarding the size and growth of the market for our products and services;

•	our business strategies and our ability to grow our business;

•	our ability to enhance existing, or develop new, products and services and the impact of any such enhancements or developments;

•	the implementation or interpretation of current or future regulations and legislation;

•	our ability to maintain contracts and relationships with advertisers and publishers; and

•	our ability to maintain our existing, or to develop additional, valuable intellectual property rights.

You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. Except as required by law, we assume no responsibility for updating any forward-looking statements.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

The net proceeds from our sale of          shares of common stock in this offering are estimated to be approximately $         million, assuming an initial public offering price of $         per share, which is the mid-point of the estimated price range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, payable by us. We intend to use the net proceeds from this offering for working capital, general corporate purposes and possible future acquisitions.

The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds for the acquisition of businesses, products and technologies. We periodically review acquisitions and strategic investment opportunities that are related to our business and we believe that it is desirable to have funds on hand so that we have the ability to make acquisitions and strategic investments promptly. As of the date of this prospectus, we have no arrangements, agreements or commitments for acquisitions of any businesses, products or technologies and we can give no assurance that we will be able to consummate any acquisitions or strategic investments or that if consummated such acquisitions or investments would be on terms that are favorable to us.

Pending these uses, we will invest the net proceeds of this offering in interest bearing investment grade securities, including corporate paper and auction rate securities, and government agency notes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for use in our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments in marketable securities and our capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of our outstanding convertible preferred stock into common stock upon the closing of this offering;

•	on a pro forma as adjusted basis to adjust the pro forma balances to give effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus, and our receipt of the net proceeds therefrom after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the information under the headings “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited consolidated financial statements and related notes contained elsewhere in this prospectus.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash, cash equivalents and investments in marketable securities	$42,298	$42,298	$

Total long-term debt and capital lease obligations, net of current portion	$268	$268	$

Redeemable convertible preferred stock	114,972	—

Stockholders’ equity (deficit):
Nonvoting preferred stock	2	—
Common stock $.01 par value, 21,437,030 shares authorized, 4,624,051 shares issued and outstanding; 9,517,949 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted.	46	95
Unearned compensation	(1,845)	(1,845)
Additional paid-in capital	—	114,925
Accumulated other comprehensive loss	(52)	(52)
Accumulated deficit	(56,220)	(56,220)

Total stockholders’ equity (deficit)	(58,069)	56,903

Total capitalization	$57,171	$57,171

The table above excludes the following shares of common stock:

•	2,699,327 shares issuable as of December 31, 2003 upon exercise of outstanding stock options and warrants at a weighted average price of $5.69 per share; and

•	288,912 shares available for future issuance under our equity incentive plans as of December 31, 2003.

DILUTION

Dilution is the amount by which the initial public offering price paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of common stock following this offering. Our pro forma net tangible book value per share represents our pro forma tangible assets, or total assets less intangible assets, less our total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2003 after giving effect to the conversion of our outstanding convertible preferred stock into common stock. As of December 31, 2003, our pro forma net tangible book value was approximately $54.9 million, or $5.77 per share of common stock.

After giving effect to the sale of      shares of common stock by us at the assumed initial public offering price of $     per share, and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2003 would have been approximately $     million, or $     per share of common stock. After giving effect to the offering, our pro forma as adjusted net tangible book value represents an immediate increase in the pro forma net tangible book value of $     per share to existing stockholders and an immediate dilution in the pro forma as adjusted net tangible book value of $     per share to the investors who purchase our common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	$5.77
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma net tangible book value per share as adjusted after this offering

Dilution per share to new investors		$

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2003, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by the investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $     per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Number	Percent
Existing stockholders	9,517,949%		$70,273,000%		$7.38
New investors

Total		100%		$100%

The share amounts in this table exclude 2,699,327 shares of our common stock that were subject to outstanding options and warrants as of December 31, 2003 at a weighted average exercise price of $5.69 per share of common stock. To the extent that any options or warrants are exercised, there will be further dilution to new investors. If all of our outstanding options and warrants as of December 31, 2003 had been exercised, the pro forma as adjusted net tangible book value per share after this offering would be $     per share, representing an immediate increase in net tangible book value of $     per share to our existing stockholders and an immediate decrease in the net tangible book value to our new investors of $    .

To the extent that the underwriters exercise their over-allotment option, there will be further dilution to the new public investors. If the underwriters exercise the option in full, the number of shares held by new investors will increase to     , or     % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except share and per share data)

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003, are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by Ernst and Young LLP, our independent auditors, and that are included in this prospectus. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our unaudited consolidated financial statements that are not included in this prospectus. On March 2002, we acquired all of the outstanding common stock of Dayrates AS. See note 3 of our consolidated financial statements included elsewhere in this prospectus.

We computed unaudited pro forma net income available to common stockholders per share for the year ended December 31, 2003 by using the weighted average number of shares of common stock outstanding, including the pro forma effects of the automatic conversion of our convertible preferred stock into shares of common stock effective upon the closing of the offering as if such conversion occurred on January 1, 2003.

	Year Ended December 31,
	1999	2000	2001	2002	2003
Statement of Operations Data:
Revenues	$11,395	$48,224	$37,979	$74,066	$132,341
Cost of revenues	6,886	31,960	28,992	51,136	90,319

Gross profit.	4,509	16,264	8,987	22,930	42,022

Operating expenses:
Selling, general and administrative	3,740	24,813	17,781	18,123	24,020
Research and development	1,102	9,874	4,473	3,933	3,847
Stock compensation expense	137	579	334	334	2,015
Impairment loss–goodwill and other intangible assets	—	—	—	959	—
Restructuring charges	—	—	2,936	1,381	—

Total operating expenses	4,979	35,266	25,524	24,730	29,882

Income (loss) from operations	(470)	(19,002)	(16,537)	(1,800)	12,140
Interest income, net	124	1,378	1,268	493	444

Income (loss) before income taxes	(346)	(17,624)	(15,269)	(1,307)	12,584
Income tax benefit	—	—	—	—	6,128
Minority interest in loss of subsidiary	—	—	—	742	—

Net income (loss)	(346)	(17,624)	(15,269)	(565)	18,712
Net decretion (accretion) of redeemable convertible preferred stock to estimated redemption value	(22,245)	15,187	635	(1,016)	(44,533)

Net loss attributable to common stockholders	$(22,591)	$(2,437)	$(14,634)	$(1,581)	$(25,821)

Net loss attributable to common stockholders per share—basic and diluted	$(5.65)	$(0.59)	$(3.50)	$(0.38)	$(5.95)
Weighted average common shares outstanding—basic and diluted	4,000,000	4,123,171	4,186,497	4,194,588	4,341,247
Pro forma net income available to common stockholders					$18,712
Pro forma net income available to common stockholders per share:
Basic					$1.97
Diluted					$1.80
Pro forma weighted average common shares outstanding:
Basic					9,517,949
Diluted					10,405,711
	December 31,
	1999	2000	2001	2002	2003
Balance Sheet Data:
Cash, cash equivalents and investments in marketable securities	$6,114	$41,146	$29,881	$30,837	$42,298
Working capital	9,764	41,458	28,074	29,637	49,574
Total assets	13,595	59,628	44,072	49,171	82,451
Total long-term debt and capital lease obligations	53	1,863	1,510	741	565
Redeemable convertible preferred stock	30,855	70,058	69,423	70,439	114,972
Total stockholders’ equity (deficit)	1,882	(21,031)	(35,416)	(36,560)	(58,069)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and the information contained under the caption “Selected Consolidated Financial Data” contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could vary materially from those indicated, implied, or suggested by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

Advertising.com is a leading provider of results-based interactive marketing services. We operate principally in the United States, and also have operations in the United Kingdom, France, Germany, Norway, Sweden and Denmark.

Our business model. We deliver results-based interactive marketing programs for advertisers through a network of advertising inventory we purchase from web, search engine and email publishers. We use our proprietary AdLearn yield management and optimization technology to match individual advertisements to our inventory in a manner designed to maximize the revenues produced by our network.

The cost of inventory varies by publisher and by inventory source. The revenues we generate from any particular segment of inventory also varies depending on the specific advertisement shown on that inventory.

We offer our advertiser clients multiple pricing options, under which we charge only for achieved objectives, such as customer purchases or leads. The pricing options include cost-per-action, or CPA, cost-per-click, or CPC, and cost-per-thousand impressions, or CPM. We derive the majority of our revenues from CPA agreements.

We offer our publishers multiple payment options. We typically pay for our web inventory through fixed-rate contracts, under which we guarantee publishers in advance a CPM rate for specific inventory, or revenue-share contracts, under which we pay publishers a percentage of the advertising revenues we derive from their inventory. We use CPA and CPC agreements to pay email publishers and we use CPC agreements to pay search engine publishers.

We operate principally in one segment, interactive marketing services.

Our history. We were incorporated in August 1998 and began to generate revenues later that year. We financed our early operations and growth through several private sales of our equity securities, including two financings in 2000 that raised net proceeds of approximately $54 million. We also used a substantial portion of these funds to develop our network operations infrastructure in 2000. By the end of 2000, we had approximately 290 employees and four offices and generated $48 million of revenues during the year.

During the second half of 2000 and continuing through 2001, Internet-related commerce and advertising experienced a substantial decline and our business and results of operations were similarly affected. In response, we focused our efforts on reducing our costs and preserving cash. These efforts included a reduction in our workforce to approximately 190 employees by the end of 2001. During 2001, we also began to change our mix of advertiser clients, with an increasing portion being larger, more traditional advertisers as opposed to smaller companies focused principally on e-commerce.

During 2002, our business and revenues began growing again. While the Internet advertising industry continued to contract, our revenues increased by $36.1 million, or 95%, from 2001 to 2002. During 2002, we also introduced our search engine management services.

During 2003, our revenues continued to grow to $132.3 million, and we reported income from operations in all four quarters totaling $12.1 million.

We commenced our international operations in the United Kingdom in late 2000 when we formed our majority owned U.K. subsidiary. This subsidiary operates under the same business model and offers the same services in Europe as we do in the United States. In 2002, we expanded our international operations in Europe through the acquisition of Dayrates, AS. Dayrates was an interactive marketing services company that operated in Norway, Sweden, Denmark, Germany and the United Kingdom. We opened offices in France in November 2003. For the three years ended December 31, 2001, 2002 and 2003, our international operations generated $1.9 million, $10.0 million, and $22.2 million of revenues, respectively. In 2003, we acquired the remaining minority interest in our U.K. subsidiary.

Trends that may affect our business and results of operations. We anticipate that over the next several quarters there will be changes in several historical trends or patterns in our business. These trends and patterns include the following:

•	Gross profit margin. We believe that our gross profit margin may be affected by increases in inventory costs, which we may not be able to offset with price increases, improvements in yield management and reductions in the non-inventory portion of cost of revenues.

•	Selling, general and administrative. We anticipate that our selling, general and administrative expenses will increase over the next several quarters as we incur expenses related to being a public company, including increased legal, accounting and insurance expenses.

•	Research and development. We anticipate increasing our investment in the development and deployment of new software products, new services, and significant new features to existing products and services.

•	Seasonality. Due to our short history, relatively small size and rapid growth, seasonality has not been apparent in our business. We believe, however, that the second and fourth quarters are generally stronger than the first and third quarters in the advertising industry. As our business grows, we believe these seasonal fluctuations will become more apparent.

Components of Revenues and Expenses

Revenues. Substantially all of our revenues consist of fees for services provided to advertisers for the delivery of advertising programs through our interactive media network. We recognize revenues when delivery of the contractually agreed-upon action has occurred. We communicate regularly with our clients regarding the results of their campaigns, on which we base our billing. We typically confirm those results with our clients prior to billing. Our revenue recognition practices are discussed in more detail in the section below entitled “—Critical Accounting Policies and Estimates.”

Cost of revenues. Cost of revenues consists of fees we incur to acquire advertising inventory, the cost of maintaining the software to place interactive advertisements, the cost of maintaining the computer systems that support our proprietary technology (including network operations staff, network hosting services, bandwidth and communications costs, depreciation of network gear, and the cost of database maintenance and support), the personnel costs of our publisher services division, and the costs of operational fulfillment, including traffic and product and delivery management personnel.

Selling, general and administrative. Selling, general and administrative expenses include the cost of our sales and marketing organizations, the cost of our business operations support group, and the cost of our corporate and administrative functions.

Research and development. Research and development expenses include costs to develop and deploy new software products, new services, and significant new features to existing products and services. For development activities that do not add significant functionality to our current products and services, and for new product development that has not reached a point of technological feasibility, we expense those costs as incurred. Once technological feasibility has been reached, we capitalize qualified costs of new product development, and significant upgrades and enhancements to existing products, and amortize these costs over the estimated useful life of the related product or service.

Stock compensation expense. We have recorded stock-based compensation expense for some of our equity awards provided to employees, non-employee directors and external consultants. Our accounting policy for recognizing stock compensation expense for each of these groups is described in the section below entitled “—Critical Accounting Policies and Estimates.”

As of December 31, 2003, we had an aggregate of $1.8 million of deferred stock-based compensation expense that will be recognized over the next four years as the related awards vest.

Income taxes. Prior to 2003, we incurred losses from our operations and, as a result, did not incur significant liabilities for income taxes. While we generated net operating loss carryforwards that resulted in deferred tax assets during this time, we recorded a full valuation allowance related to these deferred tax assets because of the uncertainty of their realization. In 2003, when it became likely that our U.S. federal and state net operating loss carryforwards would be realized as a result of cumulative taxable income over the past three years, and our estimate of taxable income in 2004, we recognized the benefit of all historical federal and state deferred tax assets, based on a calculated effective income tax rate of 37.5%. This benefit was partially offset by a current tax obligation. We estimate that our effective income tax rate in 2004 will be approximately 38%.

Results of Operations

The following table sets forth, for the years ended December 31, 2001, 2002 and 2003, selected statement of operations data expressed as a percentage of revenues.

	Year Ended December 31,
	2001	2002	2003
Revenues	100.0%	100.0%	100.0%
Cost of revenues	76.3	69.0	68.2

Gross profit	23.7	31.0	31.8

Operating expenses:
Selling, general and administrative	46.8	24.5	18.2
Research and development	11.8	5.3	2.9
Stock compensation expense	0.9	0.5	1.5
Impairment loss–goodwill and other intangible assets	—	1.3	—
Restructuring charges	7.7	1.9	—

Total operating expenses	67.2	33.5	22.6

Income (loss) from operations	(43.5)	(2.5)	9.2
Interest income, net	3.3	0.7	0.3

Income (loss) before income taxes	(40.2)	(1.8)	9.5
Income tax benefit	—	—	4.6
Minority interest in loss of subsidiary	—	1.0	—

Net income (loss)	(40.2)%	(0.8)%	14.1%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. Revenues increased $58.3 million, or 79%, from $74.1 million for the year ended December 31, 2002 to $132.3 million for the year ended December 31, 2003. This growth was due principally to an increase in the average revenues from our 100 largest clients, which represented 75% of our 2002 revenues and 74% of our 2003 revenues, and which increased from $557,000 in 2002 to $980,000 in 2003. The revenue growth reflects increased demand for our results-based marketing services, both domestically and internationally, from existing clients seeking to increase the volume of desired outcomes, as well as new clients. The revenue growth also reflects price increases, primarily from existing clients seeking to obtain higher volumes of desired consumer responses. To a lesser extent, the revenue growth was due to the expansion of our search engine services and the introduction of our affiliate marketing services.

Cost of revenues. Cost of revenues increased $39.2 million, or 77%, from $51.1 million for the year ended December 31, 2002 to $90.3 million for the year ended December 31, 2003. The increase was due principally to the need to purchase greater quantities of inventory to deliver more and larger advertising campaigns and, to a lesser extent, increases in the price of inventory and internal non-inventory expenses related to the delivery of advertising programs.

Gross profit margin increased slightly from 31% in 2002 to 32% in 2003, as an increase in inventory costs was offset by the distribution of our non-inventory cost of revenues over the larger revenue base.

Selling, general and administrative. Selling, general and administrative expense increased $5.9 million, or 33%, from $18.1 million for the year ended December 31, 2002 to $24.0 million for the year ended December 31, 2003. This increase was primarily attributable to increases in sales compensation due to higher commission costs associated with higher revenues. Also contributing to the increase were higher personnel costs and other general administrative costs, including the costs to extinguish a large network data storage contract.

Research and development. Research and development costs were relatively stable, decreasing by $100,000, or 2%, from $3.9 million for the year ended December 31, 2002 to $3.8 million for the year ended December 31, 2003.

Stock compensation expense. Stock compensation expense increased by $1.7 million from $334,000 for the year ended December 31, 2002 to $2.0 million for the year ended December 31, 2003. In 2002, this expense was due to charges resulting from the issuance of stock options granted to consultants in 1999 and 2000, which we are recognizing over the three- or four-year vesting period of the options. In 2003, this expense consisted principally of the value of equity awards granted to consultants in 2003 and, to a lesser extent, charges resulting from the issuance of stock options to various directors and employees at exercise prices that were subsequently deemed to be below fair value.

Impairment loss–goodwill and other intangible assets. For the year ended December 31, 2002, we recognized an impairment charge of $1.0 million associated with intangible assets recorded upon our acquisition of Dayrates in 2002. During 2002, the former Dayrates business did not meet the operating plan we had prepared at the time of the acquisition. As a result, the goodwill and a portion of the identifiable intangible assets associated with the transaction were deemed impaired and the assets were written down to their estimated fair value.

We did not recognize any impairment charges during the year ended December 31, 2003.

Restructuring charges. For the year ended December 31, 2002, we recognized a restructuring charge of $1.4 million related to lease termination costs. There were no restructuring charges recognized during the year ended December 31, 2003.

Benefit for income taxes. During the year ended December 31, 2003, we recognized an income tax benefit of $6.1 million primarily associated with the reversal of a valuation allowance for certain deferred tax assets. See the section below entitled “—Critical Accounting Policies and Estimates” for further information on the factors we considered in assessing the realization of our deferred tax assets.

Accretion of redeemable preferred stock. We issued in 1999 and 2000 three series of redeemable convertible preferred stock, each of which is redeemable upon the occurrence of events that are outside of our control. All of the outstanding shares of our redeemable convertible preferred stock will convert into shares of our common stock upon the completion of this offering. The redemption value of the stock is the greater of the fair value of the shares or its liquidation preference amount. The liquidation preference is the amount paid by investors, plus accrued and unpaid dividends. For the year ended December 31, 2002, the estimated redemption value of the stock increased by $1.0 million. This increase was due to an increase in the estimated fair value of our preferred stock. As a result, we increased the net loss attributable to common stockholders by this amount. For the year ended December 31, 2003, the estimated fair value increased an additional $44.5 million, and we reduced net income available to common stockholders by this amount.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues. Revenues increased $36.1 million, or 95%, from $38.0 million for the year ended December 31, 2001 to $74.1 million for the year ended December 31, 2002. This growth was due principally to an increase in the average revenues from our 100 largest clients, which represented 83%

of our 2001 revenues and 75% of our 2002 revenues, and which increased from $314,000 in 2001 to $557,000 in 2002. We believe this growth reflects increased acceptance of our results-based pricing models. Our European operations, which commenced in 2001, also contributed to our increased revenues in 2002.

Cost of revenues. Cost of revenues increased $22.1 million, or 76%, from $29.0 million for the year ended December 31, 2001 to $51.1 million for the year ended December 31, 2002. The increase was due principally to the need to purchase greater quantities of inventory to deliver additional advertising programs.

Gross profit margin increased from 24% in 2001 to 31% in 2002 as an increase in inventory costs was offset by the distribution of our non-inventory cost of revenues over the larger revenue base.

Selling, general and administrative. Selling, general and administrative costs increased $340,000, or 2%, from $17.8 million for the year ended December 31, 2001 to $18.1 million for the year ended December 31, 2002. Selling, general and administrative costs increased only slightly during these two years primarily because an increase in sales expense associated with higher sales commission costs, additional sales personnel, and increases in the costs of sales travel and entertainment was largely offset by lower discretionary spending in marketing and reductions in general and administrative expenses.

Research and development. Research and development costs decreased $540,000, or 12%, from $4.5 million for the year ended December 31, 2001 to $3.9 million for the year ended December 31, 2002. This decrease resulted from the reallocation of employees from research activities to revenue-generating activities, the costs of which are included in our cost of revenues.

Stock compensation expense. Stock compensation expense was $334,000 for both the year ended December 31, 2001 and the year ended December 31, 2002. The expense was due to charges resulting from the issuance of stock options granted to consultants in 2000 and 1999, which we are recognizing over the three- or four-year vesting period of the options.

Impairment loss–goodwill and other intangible assets. We did not recognize any impairment charges during the year ended December 31, 2001. In the year ended December 31, 2002, we recognized an impairment charge of $1.0 million associated with intangible assets recorded as part of our acquisition of Dayrates.

Restructuring charges. For the year ended December 31, 2001, we recognized restructuring charges of $2.9 million. These charges related to lease termination costs of $2.3 million and severance and related costs associated with a reduction in our work force of $640,000. We recognized restructuring charges of $1.4 million during the year ended December 31, 2002 related to lease termination costs.

Minority interest in loss of subsidiary. For the year ended December 31, 2002, our consolidated net loss was reduced by $742,000 as a result of allocating a portion of the net loss of our European subsidiary to its minority investors.

Accretion of redeemable preferred stock. For the year ended December 31, 2001, the estimated redemption value of our redeemable preferred stock declined $635,000. As a result, we decreased our net loss attributable to common stockholders by this amount. For the year ended December 31, 2002, the estimated fair value increased by $1.0 million, and we increased the net loss attributable to common stockholders by this amount.

Quarterly Results of Operations

The following table sets forth statement of operations data for the eight quarters in the period ended December 31, 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenues and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenues and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(in thousands)
Revenues	$14,008	$16,302	$19,468	$24,288	$26,600	$29,540	$34,251	$41,950
Cost of revenues	9,938	11,376	13,207	16,615	18,012	20,197	23,579	28,531

Gross profit	4,070	4,926	6,261	7,673	8,588	9,343	10,672	13,419

Operating expenses:
Selling, general and administrative	4,222	4,359	4,757	4,785	6,115	5,986	5,222	6,697
Research and development	875	883	1,053	1,122	1,011	925	954	957
Stock compensation expense	83	83	84	84	36	13	1,734	232
Impairment loss—goodwill and other intangible assets	—	—	—	959	—	—	—	—
Restructuring charges	—	1,381	—	—	—	—	—	—

Total operating expenses	5,180	6,706	5,894	6,950	7,162	6,924	7,910	7,886

Income (loss) from operations	(1,110)	(1,780)	367	723	1,426	2,419	2,762	5,533
Interest income, net	118	129	127	119	103	125	78	138

Income (loss) before income taxes	(992)	(1,651)	494	842	1,529	2,544	2,840	5,671
Income tax benefit	—	—	—	—	—	—	—	6,128
Minority interest in loss of subsidiary	34	51	25	632	—	—	—	—

Net income (loss)	$(958)	$(1,600)	$519	$1,474	$1,529	$2,544	$2,840	$11,799

Liquidity and Capital Resources

Since our inception in 1998, we have financed our operations and growth through sales of our equity securities, which have generated a total of $69.6 million, and, more recently, through operating cash flow. As of December 31, 2003, we had total cash and marketable securities of $42.3 million and $25.7 million in accounts receivable.

Our operating activities provided cash in the amount of $3.2 million and $14.0 million during 2002 and 2003, respectively. The primary reason for the growth in our operating cash flow was an increase during 2003 in the profitability of our operations. Our results improved from a net loss of $565,000 for 2002 to net income of $18.7 million for 2003. In 2002, we had positive operating cash flow for the year even though we had an operating loss. This was primarily due to the inclusion in our operating loss of non-cash charges of $4.8 million, including depreciation and amortization, an impairment charge associated with our acquisition of Dayrates and stock compensation expense. In 2003, operating cash flow was less than net income primarily as a result of increases in accounts receivable of $12.6 million, which substantially exceeded increases in accounts payable and accrued expenses due to our accelerating growth rate, and a deferred income tax benefit of $6.6 million.

Investing activities included purchases and sales of securities with initial maturities of greater than 90 days, and capital expenditures. These securities include high-quality corporate paper, auction rate securities and government agency notes. Our investing activities provided cash in the amount of $1.9 million during 2002, as our redemptions of marketable securities exceeded our purchases by $3.5 million and were only partially offset by $1.5 million in capital expenditures. Our investing activities used cash in the amount of $12.7 million during 2003, of which $9.8 million was for purchases of marketable securities in excess of redemptions, and $3.0 million was for purchases of property and equipment.

Financing activities used cash in the amount of $811,000 during 2002, consisting primarily of repayments of capital lease obligations. Financing activities provided cash in the amount of $296,000 during 2003, primarily from the proceeds of the exercise of stock options.

As of December 31, 2003, we had total long-term debt and capital lease obligations of $565,000. The debt and leases consisted of amounts due for vendor-financed software and a business development loan due to the State of Maryland. We also had aggregate future lease obligations of $7.2 million for various operating leases, principally for office space.

As a result of our remaining federal net operating loss carryforwards of $12.0 million, we do not expect to incur a significant current income tax obligation in 2004.

We believe that our existing cash and cash equivalents, excluding the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products and the costs to acquire adequate inventory. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Contractual and Commercial Commitments

The table below represents our significant commercial commitments as of December 31, 2003. Loans payable and capital leases are reflected on our December 31, 2003 balance sheet. Operating leases, which represent commitments to rent office space in the United States and Europe, are not reflected on our balance sheet. As of December 31, 2003, we did not have any off-balance sheet financing arrangements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	5+ years
	(in thousands)
Loans payable and financing arrangements	$555	$293	$262	$—	$—
Operating leases	7,199	2,256	4,910	33	—
Capital leases	10	4	6	—	—

Total contractual cash obligations	$7,764	$2,553	$5,178	$33	$—

Critical Accounting Policies and Estimates

This discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The following discussion addresses our most critical accounting policies and estimates, which are those that we believe are most important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are more fully described in note 2 of our consolidated financial statements appearing later in this prospectus.

Revenue Recognition

Substantially all of our revenues consist of fees for services provided to advertisers for the delivery of advertising campaigns through our interactive media network. We recognize revenues from advertising when there is evidence of an arrangement, delivery of the advertising or the contractually agreed-upon action has occurred, the fee is fixed or determinable and the fee is probable of collection. Actions might include delivery of a performance-measured marketing event, such as a new subscription, or delivery of an advertising impression. All actions are delivered pursuant to a contract called an insertion order. This contract specifies which actions result in revenues and how any disagreements in measurement are resolved. We communicate regularly with our clients regarding the results of their campaigns, on which we base our billing. We typically confirm those results with our clients prior to billing.

Because we purchase publisher inventory irrespective of our ability to use such inventory and we assume all of the risk of collection from our advertiser clients, we recognize our revenues as a principal in media transactions. Accordingly, we recognize our revenues on a gross basis and reflect publisher expenses as a component of cost of revenues.

Allowances for Uncollectible Accounts Receivable

Although we carried a $26.9 million gross account receivable balance as of December 31, 2003, our expenses for uncollectible accounts have generally not been material to our operating results.

We use estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to their expected net realizable value. In establishing the appropriate provisions for customer receivable balances, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of the receivable balances and current and historical bad debt trends. Generally, these individual credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure and consider the customer’s ability to meet and sustain its financial commitments, the customer’s current and projected financial condition, the current and projected condition of the customer’s industry, and the economy in general. Historically, our actual collection experience has not varied significantly from our estimates, due primarily to our credit and collection policies and the financial strength of many of our customers. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts. We do not collateralize accounts receivable balances.

Valuation of Equity Securities

We have issued options to acquire our common stock to our employees, directors and several consultants since our inception. In addition, we issued to investors several series of preferred stock in 1999 and 2000 that have redemption provisions outside of our control. We are required when issuing stock options and recording our redeemable preferred stock at estimated redemption value to estimate the fair value of these securities. Because there has not been a public trading market for our common stock prior to this offering, we have engaged independent valuation experts over the past four years to provide our board of directors with appraisals of our common stock to assist them with fair value determinations. In any appraisal, the valuation expert must utilize assumptions and make subjective determinations that ultimately affect the conclusions reached. Accordingly, there is an inherent subjectivity in making estimates of the fair value of our securities at any date prior to the completion of this offering. The following discussion summarizes how our estimates of fair value effect the amounts we report in our financial statements.

Redeemable preferred stock. We have several series of redeemable preferred stock outstanding that may be redeemed upon the occurrence of certain events that are outside of our control. We account for these securities as mezzanine equity. We record periodic charges to additional paid-in capital or retained earnings as we deem appropriate to accrete the value of the securities to their minimum redemption value, which is the greater of the liquidation preference amount or fair value.

Upon the closing of this offering, all of our outstanding preferred stock will convert automatically into shares of our common stock.

Stock-based compensation to employees and directors. We have elected to measure compensation expense for our stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, rather than adopt the alternative fair value accounting method provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals or exceeds the fair value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of Statement No. 123, which requires that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating fair value, we use a number of assumptions, as disclosed in note 2 of our consolidated financial statements.

Stock-based compensation to non-employees. We account for options granted to non-employees based on either the fair value of the services provided or the fair value of the options granted, whichever is more reliably measurable. In determining the fair value of options granted to non-employees, we use the Black-Scholes option pricing model. The model requires the use of several variables, including the estimated fair value of the common stock, the exercise price of the option, the expected dividend yield, the expected volatility of the common stock over the estimated life of the option, the expected life of the option and the risk-free interest rate.

Income Taxes

We account for income taxes using the liability method. This method requires the recognition of taxes payable or refundable, for the current year, and the recording of deferred tax liabilities and assets for future tax consequences that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

In determining our ability to realize our deferred tax assets, we assess the likelihood of sufficient taxable income in either the carryback or carryforward period, under current tax laws, to utilize these deferred tax assets. In reaching our conclusion as to whether a valuation allowance is required, we also consider whether there is any negative evidence, such as cumulative losses in recent years, which would offset our expectation of future taxable income. Based on the cumulative U.S. taxable income that we have generated over the past three years, and our expectation of having federal taxable income in 2004, we believe that sufficient evidence exists to conclude that it is more likely than not that our U.S. deferred tax assets will be realized. We continue to maintain a valuation allowance on certain of our foreign deferred tax assets, as we do not have cumulative earnings in these foreign jurisdictions and, therefore, insufficient evidence exists at this time to suggest that these assets are realizable.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board, or FASB, issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses the financial accounting and reporting for certain costs associated with exit or disposal activities. Statement No. 146 requires that these costs be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Our adoption of the new standard in 2003 did not have a material effect on our consolidated financial statements.

The Emerging Issues Task Force of the FASB has issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, which addresses arrangements that may involve the delivery or performance of multiple products, services, or rights to use assets, and for which performance may occur at different points in time or over different periods of time. EITF Issue 00-21 also addresses whether the different revenue-generating activities, or deliverables, are sufficiently separable, and whether there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. The guidance applies to all contractual arrangements requiring performance of multiple revenue-generating activities not within the scope of higher-level authoritative literature. EITF Issue No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Our arrangements generally do not contain multiple elements, and our adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for classifying and measuring as liabilities specified financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement No. 150 generally requires liability classification for financial instruments that represent, or are indexed to, an obligation to buy back the issuer’s shares, regardless of whether the instrument is settled on a net-cash or gross physical basis. Our redeemable preferred stock is not subject to the provisions of Statement No. 150 because the securities are not unconditional obligations requiring us to redeem them by transferring assets at a specified or determinable date or dates or upon an event that is certain to occur. We expect to adopt Statement No. 150 in 2004, but do not currently have any financial instruments subject to the provisions of the standard. As a result, we do not expect our adoption of Statement No. 150 to have a material effect on our consolidated financial statements.

In January 2003, FASB issued Financial Accounting Standards Board Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This interpretation of ARB No. 51, Consolidated Financial Statements, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 as amended are effective for the first reporting period ending after March 15, 2004. We do not have an interest in any variable interest entities and, accordingly, our adoption of FIN 46 did not have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Cash and marketable securities. We manage our investments with the goals of preserving capital, maintaining needed liquidity, and maximizing yield. Our portfolio generates interest income that is affected by changes in prevailing interest rates. Changes in interest rates can have an immediate effect on the interest income we earn. Interest rate changes can result in the retirement of certain callable securities, and a resulting need to re-invest at prevailing rates. We do not invest in interest-related derivative securities and do not have derivative exposure to interest rates.

Our portfolio at December 31, 2003 consisted of cash and overnight investments, corporate paper and auction rate securities, and government agency notes. Our portfolio included positions with maturities of greater than one year valued at approximately $7.1 million. The weighted average maturity of the portfolio, including cash, was approximately 268 days, and its weighted-average yield was approximately 1.46%. We classify all of our investments as available-for-sale, meaning that investments are reported at fair value, with any unrealized gains and losses reported as a component of our stockholders’ equity. As of December 31, 2003, net unrealized gains on securities available-for-sale were approximately $3,000.

Based on the composition of our portfolio at December 31, 2003 and its profile of maturities, we estimate that a one percentage point decline in interest rates would result in a decrease in annual interest income of approximately $280,000 and would have an immaterial impact on the fair value of our investments.

Redeemable convertible preferred stock. We may be exposed to market risk from changes in the fair value of our redeemable convertible preferred stock. The redemption value is the greater of the price paid for these securities plus cumulative unpaid dividends, or fair value. We record changes in the redemption value of these financial instruments as adjustments to net income available to common stockholders. These securities will automatically convert into common stock upon the completion of this offering, after which we will not be exposed to any market risk.

Foreign currency settlement requirements. We derived approximately 17% percent of our revenues in 2003 from customers outside of the United States. This business is transacted through our foreign subsidiaries in Europe, generally in the local currencies of these subsidiaries. Because we own assets overseas and derive revenues from our international operations conducted through our European subsidiaries, we may incur currency translation losses due to changes in the values of foreign currencies compared to our U.S. dollar reporting currency. In 2003, the effect of translation on our net investment in these subsidiaries reduced our consolidated net assets by $39,000, and over the last three years the average change in our net assets as a result of translation adjustments was $87,000. We do not expect in the foreseeable future that the effects of changes in foreign currency exchange rates will materially affect our reported comprehensive income or financial condition.

BUSINESS

Overview

Advertising.com is a leading provider of results-based interactive marketing services. We develop and sell innovative marketing programs to advertisers using advertising space, known as inventory, that we purchase from interactive publishers, primarily websites. We meet our advertiser clients’ demands for measurable returns on their marketing investments by offering them pricing models under which they pay us only for specified outcomes, such as customer purchases or leads. We combine our proprietary AdLearn optimization technology and our interactive marketing expertise to increase the effectiveness of results-based advertising programs. We improve our advertisers’ return by allowing them to pay us only for delivered results and we improve publishers’ return by paying them for their advertising inventory primarily through fixed-rate arrangements.

Our network. We deliver advertisements to targeted audiences through a network of website, search engine and email advertising inventory that we purchase from publishers. As estimated by comScore Media Metrix, advertisements we delivered across our web inventory alone reached 70% of all U.S. web users in February 2004. In that month, our network was estimated to be the largest third-party Internet advertising network in the United States, as tracked and defined by comScore Media Metrix. We use our AdLearn technology to identify different audience segments in our network and to predict how those segments will react to different advertisements. As the number of advertising campaigns we execute grows over time, AdLearn becomes better able to match advertisements to appropriate segments. Similarly, as the volume of advertising inventory grows, AdLearn’s ability to reach specific audiences and serve them relevant advertisements improves. As a result, we believe that the value of our network increases with each new advertising campaign we execute and with each additional inventory purchase.

Advertisers. We increase the return on our advertisers’ marketing investment by charging only for achieved objectives, such as a hotel room booking or the generation of a lead for a financial services company, primarily under a pricing model known as cost-per-action, or CPA. We offer our services directly to advertisers and also through the advertising agencies that work with them.

Publishers. We increase publishers’ return on their interactive properties by creating a large and consistent market for their advertising inventory at competitive prices. We purchase most of our inventory under cost-per-thousand impressions, or CPM, pricing. We believe CPM pricing provides greater predictability for publishers than arrangements that subject their return to advertising performance risk. In addition to purchasing inventory, we provide publishers ad serving technologies designed to improve ad delivery efficiency as well as traffic-driving services designed to increase the number of visitors to their websites. In 2003, our network included inventory from 15 of the 25 largest web properties, as measured by comScore Media Metrix in December 2003. We also worked with major search engines, including Google, Overture, FindWhat, Looksmart and Inktomi.

Our technology. We have developed proprietary technologies that enable us to plan, deliver and evaluate results-based interactive marketing programs. Our key technology is AdLearn, a proprietary yield management and optimization technology designed to maximize the revenues produced by our network. AdLearn employs a set of complex mathematical algorithms that uses the results of prior advertising campaigns to select and schedule the optimal advertisements to place on our inventory. We continue to improve AdLearn’s capabilities through our ongoing research and development efforts. Other proprietary technologies include our web and email ad delivery systems, ACE Serve and ACE Pro, and our self-service product, ACE Direct, which allows advertisers to automatically create, target and track online advertising campaigns across our network of web and email inventory .

Industry Background

Growth of the Internet as an advertising medium

The Internet has become a powerful medium for advertisers to reach target audiences. IDC, a market research firm, projected that the percentage of U.S. households with Internet access will grow from 58% in 2003 to 73% in 2006. Furthermore, although households spend over 30% of their media time online, less than 5% of advertising dollars are spent online, according to a 2003 study by Forrester Research, Inc., a market research firm. We believe that this disparity, combined with the forecasted growth in the number of households with Internet access, will contribute to an increase in U.S. online advertising spending. Forrester projected that this spending will increase from $7.0 billion in 2003 to $12.0 billion in 2006.

According to reports prepared by PricewaterhouseCoopers and the Interactive Advertising Bureau, advertisements purchased using performance-based pricing models, such as CPA and CPC, as a percentage of total U.S. online advertising, grew from an estimated 10% in the first six months of 2001 to 33% in the first six months of 2003. We believe that these results-based pricing models will continue to grow as a percentage of total U.S. online advertising spending as more marketers adopt and expand their use of these models.

Advantages of Internet advertising

We believe Internet advertising has the potential to offer a number of advantages over traditional media, including:

Measuring consumer response. Advertisers using traditional media such as print and broadcast are limited in their ability to obtain direct information about consumers’ responses. The Internet provides an opportunity for advertisers to obtain a wide range of real-time information about consumers, such as how they come to a website, the content that they view, their response to particular advertisements, purchases they make or actions they take, and where they go from that website. Advertisers can potentially use this information to improve the effectiveness of their advertising campaigns.

Personalization and targeting. Because each Internet communication can be delivered to one user at a time, advertisements can be tailored to specific user interests and targeted to specific geographic regions, audiences and demographics. Advertisers can also control the number of times a user receives an advertisement and sequentially rotate the advertisements that are delivered to that user.

Reach. As an advertising medium with no geographic boundaries, the Internet enables advertisers to reach large global audiences. Unlike traditional media, which may require advance purchases in hundreds of markets to reach a global audience, the Internet offers advertisers the potential to reach audiences worldwide with a single Internet advertising campaign.

Accelerated sales cycle. The Internet provides advertisers the opportunity to accelerate a consumer’s progression from product introduction to product purchase. A consumer can often initiate an online purchase simply by clicking on an Internet advertisement, and can complete the purchase with only a few intermediate steps.

Challenges of Internet advertising

Individual advertisers and publishers seeking to take advantage of the Internet’s potential as an advertising medium face numerous challenges, including:

Measuring return on investment. For advertisers, accurately measuring their returns from interactive marketing programs can be difficult, particularly when executing campaigns that only measure the number of advertisements shown without regard to their effectiveness.

Inventory fulfillment. Opportunities exist on every web page for publishers to display advertisements to their visitors. For publishers, the value of this inventory depends on finding a purchaser before the placement opportunity passes. In order to sell all available inventory, we believe publishers often accept lower advertising rates or payment terms that are tied to the performance of an advertisement. These types of arrangements may reduce publishers’ potential advertising revenues.

Complexity. The proliferation of websites and other online advertising media, such as email and search, make it difficult for advertisers and publishers to design and evaluate Internet advertising programs. An advertiser or publisher managing Internet advertising campaigns across different interactive media must reconcile multiple reports that may be based on different measurement methodologies and are therefore not easily consolidated or compared.

Relationship management. For advertisers and publishers alike, the complexities of Internet advertising make negotiating and executing contracts with multiple parties a significant administrative burden. Advertisers must be able to identify and manage multiple campaign aspects, including publisher agreements, available inventory, creative and technical requirements, performance metrics, measurement tools and pricing. Publishers, in turn, must continually assess the value and volume of their inventory, as it relates to their ad serving costs and revenue goals, when identifying, negotiating with and managing multiple advertiser prospects and clients.

Data analysis and technology requirements. The measurement and recording of a wide range of online advertising responses generate large amounts of data. Advertisers and publishers must analyze this data, which requires access to sophisticated data collection, storage and mining capabilities. Individual advertisers or publishers executing their own campaigns may not have sufficient data management and analysis capabilities, and accordingly the data from these campaigns may be underutilized or misinterpreted.

Operating costs. Developing, building and operating an Internet advertising management and delivery system that can fully exploit the advantages of Internet advertising requires considerable investment in complex networking and computing applications and systems.

The Advertising.com Solution

We offer results-based interactive marketing services that combine the reach of our network, our interactive marketing expertise and our proprietary technologies to improve the effectiveness of our clients’ Internet advertising programs. We believe our services provide the following advantages to advertisers and publishers:

Network reach. Through our network, the advertisements we delivered reached over 70% of all U.S. web visitors during February 2004, according to comScore Media Metrix. We believe the breadth of our network enhances our ability to reach the consumer segments that are most likely to respond to advertisements placed on our network.

Proprietary technology. Our optimization and ad serving technologies are designed to generate increased advertising revenues across our network in a fully automated manner. Our key technology is AdLearn, a yield management and optimization technology that is designed to maximize the revenues produced by our network. Our ACE Serve and ACE Pro ad delivery technologies offer sophisticated scheduling, targeting, delivery and reporting tools. Our ACE Direct self-service technology allows advertisers to create, target and track their own online campaigns.

Results-based pricing for advertisers. Our AdLearn technology enables us to offer results-based pricing models to our advertiser clients. We work with clients to determine their marketing objectives and develop programs under which they typically pay us only if their objectives are achieved.

Volume for advertisers. We believe the combination of our highly scalable AdLearn technology and the reach of our network allows us to deliver results-based interactive marketing programs for advertisers who seek a high volume of consumer response, such as financial services companies.

Improved results to publishers. We provide publishers with a large and consistent market for their advertising inventory. We purchase this inventory primarily under CPM pricing arrangements which we believe provide publishers greater predictability than arrangements that subject their return to advertising performance risk. We also offer our publishers ad serving technologies designed to improve the efficiency with which advertisements are delivered using their inventory and traffic-driving services designed to increase the number of visitors to their interactive properties.

Cross-media solutions. We plan, test and implement marketing programs that use three primary online media – web, search and email – to reach target audiences. As a result, we are able to offer our advertiser and publisher clients a broad range of services that work across each of the major online media while eliminating their need to enter into separate arrangements with media-specific vendors.

Experience. Clients benefit from our five years of experience delivering results-based interactive marketing services. In executing advertising campaigns that resulted in over 60 million consumer actions in 2003 alone, we have acquired extensive data and insights regarding the effectiveness of a variety of online advertising techniques. Our sales and delivery teams use this experience to provide advertisers and publishers with strategies designed to increase the value of their online marketing activities.

Our Strategy

Our objective is to be the leading provider of results-based interactive marketing services for advertisers and publishers. Specific elements of our strategy include:

Aggressively pursue new advertiser clients. We intend to expand our advertiser client base by aggressively pursuing online advertisers seeking to obtain measurable results from their marketing efforts. Specifically, we will target advertisers dissatisfied with impression-based advertising programs. We will also aggressively focus on converting traditional media advertisers to Internet advertisers by demonstrating the benefits of our results-based interactive marketing services.

Increase revenues from existing advertiser clients. We will seek to increase revenues from our advertiser clients by selling them additional products and services designed to further increase the return from their interactive marketing investment.

Aggressively add new publisher inventory to our network. We intend to expand our network by aggressively pursuing new advertising inventory from our existing publishers as well as pursuing new publishers.

Develop new products and services. We plan to increase our research and development efforts in order to add new products and services that respond to emerging market opportunities and changing advertiser demands.

Continue to develop new technologies. We plan to continue to develop technologies that will enable us to plan and execute more effective interactive advertising programs for our clients. For example, we plan to develop new tools that will increase our clients’ ability to interact with us on an automated basis.

Expand our international presence. We believe there is a significant opportunity to provide our services to companies based outside of the United States, particularly in Europe. Accordingly, we intend to continue to invest in these markets and to expand our service offering for our domestic clients to include advertising on websites directed at international audiences.

Our Network

We deliver results-based interactive marketing services for advertisers through our network of web, search engine and email advertising inventory. We use our proprietary technologies, as well as information we derive from executing prior campaigns, to deliver advertisements across the network inventory that we believe will most effectively produce the results desired by our advertiser clients.

Web. As estimated by comScore Media Metrix, advertisements we delivered across our web inventory alone reached 70% of all U.S. web users in February 2004. In that month, our network was estimated to be the largest third-party Internet advertising network in the United States, as tracked and defined by comScore Media Metrix. In addition, in 2003 our web network included inventory from 15 of the 25 largest web properties, as well as inventory from other individual content sites, portals and smaller advertising networks.

Advertisements delivered across the web component of our network are selected and scheduled by our AdLearn technology and delivered by our ACE Serve technology. In March 2004, we used ACE Serve to deliver over 14 billion advertisements for our clients.

Search. We assist advertisers seeking increased exposure among search engine listings. Our technology is designed to handle millions of search terms and, in 2003 alone, managed over 9.8 million search terms. A search term is a keyword or phrase that we manage for an advertiser on a specific search engine. We work with major search engines such as Google, Overture, FindWhat, Looksmart and Inktomi.

We help advertiser clients identify and manage lists of relevant search terms, known as keywords, and develop strategies for placing advertisements each time particular keywords are used in a search. Search engine publishers generally sell advertisements associated with particular search terms through a bidding process. Our AdLearn technology enables us to place keyword bids across multiple search engines in a manner designed to meet our clients’ overall campaign objectives.

Email. We provide our advertiser clients with multiple options to distribute email advertisements to targeted audiences. These options include distribution through our network of inventory from third- party email publishers, as well as distribution to our proprietary email subscriber lists or our advertiser clients’ customer lists. We also offer approved third-party email publishers the ability to select email advertisements for inclusion in their publications. Our ACE Pro email technology enables the delivery, tracking and reporting of email marketing campaigns. ACE Pro can be used to deliver email advertisements and customized campaigns, including e-newsletters, promotional offers and remarketing programs.

Network effect. We believe that the combination of our AdLearn technology and our interactive marketing expertise makes our network more valuable with each new campaign we execute and with each additional inventory purchase. As we execute new advertising campaigns, we learn more about how particular advertisements perform across the audience segments in our network. As our network inventory grows, our advertisements are able to reach a larger audience and we are able to identify more audience segments for advertising campaigns. AdLearn is designed to use the data we obtain about advertising performance on our network to continually improve the return from advertisers’ campaigns.

Advertiser Services

We offer marketing services designed to increase advertisers’ potential return on their interactive marketing investment by delivering measurable results.

Results-based pricing options. We offer our services under multiple pricing options based on achieving our advertisers’ desired results. These alternatives include:

•	Cost-per-action, or CPA, where the advertiser pays us a fee based on the number of specified consumer responses, such as registrations, requests for information or sales, that its advertisements produce. The majority of our revenues is derived from CPA agreements;

•	Cost-per-click, or CPC, where the advertiser pays us a fee based on the number of clicks its advertisements generate; and

•	Cost-per-thousand impressions, or CPM, where the advertiser pays us a fee based on the number of times its advertisements are shown, referred to as impressions.

The pricing options by inventory source are as follows:

•	Web. We offer web marketing services primarily on a CPA basis. We also offer advertisers CPC and CPM pricing for web marketing programs.

•	Search. We offer our search engine services using results-based pricing or on a management fee basis. Our results-based pricing options include CPA, CPC and revenue-share. Under revenue-share arrangements, the advertisers pay us a specified percentage of the actual sales generated by our search engine services. Under management fee arrangements, advertisers pay us a percentage of the amount they spend on their search engine advertising placements.

•	Email. We offer email services to advertisers primarily under CPA and CPC pricing arrangements.

Customer acquisition services. We develop and execute interactive marketing programs designed to achieve sales, generate leads, acquire customers or potential customer information, drive traffic to clients’ websites or obtain specific customer feedback. We aim to achieve the preferred type and quantity of actions using a combination of delivery media and creative advertisement design.

Customer retention services. We offer interactive marketing services aimed at retaining and increasing the loyalty of our clients’ customers. We use our email delivery services and ACE Pro technology to enable our advertisers to remarket to their existing customers. Our services provide immediate delivery, precise targeting, sophisticated tracking and rapid response. We believe these services help our advertiser clients increase customer loyalty by assisting them in developing one-to-one relationships with their customers that extend beyond the initial transaction.

Promotions. We design and deliver interactive sweepstakes, printable coupons, instant-win and rich-media games, e-cards, rewards systems, forward-to-a-friend marketing and seasonal promotional programs. We deliver these programs across our network of web and email advertising inventory.

Affiliate marketing. We provide affiliate marketing programs that allow our advertiser clients to offer advertisements to our network of participating websites. Our affiliate publishers select the advertisements they want to place on their inventory, and we continually adjust the selection and pricing of these advertisements for each participating publisher based on how the advertising campaign performs on their inventory. Our services eliminate the need for advertisers to manage arrangements with multiple independent websites. We also help our advertisers manage some or all aspects of their affiliate campaigns, including creative design implementation, lead processing and results tracking.

Brand building. Our branding services are designed to enable advertisers to optimize ad placement based on their measurable brand objectives, such as awareness, message association, favorability and purchase intent. Through automated consumer surveying, we can measure the branding effects of an advertiser’s campaign and automatically adjust ad placement accordingly to increase the effectiveness of the campaign.

Self-service marketing. Our self-service technology, ACE Direct, enables advertisers to create, target and track online advertising campaigns across our network of web and email inventory using an automated system.

Publisher Services

We increase publishers’ return on their interactive properties by creating a large and consistent market for their advertising inventory. We purchase most of our inventory under CPM pricing, which provides greater predictability for publishers than arrangements that subject their return to advertising performance risk. In addition to purchasing inventory, we provide publishers ad serving technologies designed to improve ad delivery efficiency as well as traffic-driving services designed to increase the number of visitors to their websites.

Inventory purchase options. We offer our publishers flexible inventory purchase arrangements that typically vary by category of publisher.

•	Web. We make the majority of our payments to web publishers under fixed-rate contracts where we pay a pre-determined CPM rate for specified inventory. These contracts typically have monthly or quarterly terms, and have mutual cancellation options that may be exercised on short notice, typically between 24 hours and 15 days. We also pay web publishers under revenue-share contracts where we pay a percentage of the advertising revenues we derive from their specific inventory.

•	Affiliate. For publishers in our affiliate program, the majority of contracts are under CPA pricing.

•	Search. We pay search engine publishers primarily on a CPC basis.

•	Email. We pay our email publishers on a CPA and a CPC basis.

Inventory fulfillment. We serve advertisements on our network inventory either by dynamic ad placement or under our affiliate program.

•	Dynamic ad placement. We use AdLearn to automatically select and schedule the majority of the advertisements we place on our network inventory.

•	Affiliate program. Under our affiliate program, we allow publishers to choose specific advertisements to show on their inventory.

Ad serving. We offer ad serving solutions for the delivery of advertising campaigns on publisher inventory. Our ACE Serve technology can be employed by publishers to deliver advertisements that we supply, enabling them to eliminate additional expenses related to serving our advertisements. We also license ACE Serve to publishers for their use in delivering third-party campaigns.

Traffic-driving services. We help website publishers increase the number of visitors to their properties by placing advertisements for their websites across our web, email and search engine inventory. We offer these traffic-driving services in the same manner as we offer advertiser services.

Our Technology

We have developed proprietary technologies that enable us to offer results-based pricing.

AdLearn. Two core functions of Internet advertising technology are ad decisioning, which is deciding what advertisement to display, and ad serving, which is displaying the advertisement chosen. Most Internet advertising technologies in use today focus on ad serving rather than ad decisioning. We believe that ad decisioning yields a greater revenue impact and therefore we dedicate significant resources to developing and enhancing our proprietary ad decisioning technology, AdLearn.

AdLearn is an automated yield management and optimization technology designed to earn the greatest revenues possible from the advertising inventory we have purchased while simultaneously delivering specified results to our clients.

AdLearn employs a set of complex mathematical algorithms designed to determine the optimal advertisement to place on available inventory. For our search engine services, AdLearn is designed to determine the optimal advertisement to associate with a keyword search, and the optimal price to pay for that keyword. AdLearn determines the most effective and efficient placement for each advertisement served, based on a number of factors, including advertiser requirements, available inventory, historically observed behavior, externally provided data sources and current user session information.

The key benefits of AdLearn include:

•	True mathematical optimization. AdLearn employs true mathematical optimization theory to arrive at the optimal solution to the ad decisioning problem. We define the optimal solution as the advertising placement mathematically most likely, based on available information, to produce the greatest network revenues taking into account the historical performance of advertisements and inventory on our network. Most other ad decisioning systems of which we are aware use heuristics, which are algorithms that derive solutions that only approach the optimal.

•	Continual learning. AdLearn regularly tests new creative designs and media placements in order to identify new market opportunities to improve advertising campaign returns. In addition, each existing creative design delivered to each existing media placement creates additional learning that helps us further improve performance for our advertiser and publisher clients.

•	Knowledge base. As a result of operating our interactive media network for over five years, we have acquired a significant base of data and knowledge that allows us to launch new advertising campaigns without having to incur significant upfront learning costs. In addition, we can advise clients of effective creative, product and pricing strategies.

•	Multi-media optimization. We apply AdLearn across web, email and search engine inventory in a manner designed to maximize the revenues we generate from our network.

•	Automation. AdLearn is designed to operate in a fully automated manner. After AdLearn is provided with parameters such as contract pricing and specified customer response, AdLearn is designed to automatically determine the most effective and efficient advertising placements on our network inventory.

•	Audience segmentation. Each unit of advertising inventory represents an audience that will view advertisements placed on that inventory. AdLearn divides inventory into audience segments according to many different criteria, including context, placement, time-of-day, day-of-week, geography, demography, frequency, prior behavior, connection speed and domain name extension. Improved inventory segmentation typically means that more relevant advertisements are delivered to consumers, which we believe results in a greater likelihood that consumers will respond to the delivered marketing message.

ACE Serve. ACE Serve is our integrated ad serving software program. We also license this technology to website publishers. In March 2004, we used ACE Serve to deliver over 14 billion advertisements for our clients. ACE Serve supports advertisements incorporating a number of creative options, including HTML, DHTML, Javascript, Flash, Java, Bluestreak, Message Bay Audio, Eyeblaster, Eyewonder, Enliven, Pointroll and Unicast. ACE Serve can also deliver advertisements to specialized systems and devices using XML, SMIL, simple text and other data formats.

ACE Serve includes easy-to-use interfaces, flexible targeting and comprehensive campaign analytics. Among the technology’s key features are management tools to set the timing, frequency and other characteristics of ad delivery. We offer advanced options that enable publishers to target ad delivery by adjusting characteristics such as site, section, placement, page, position, geography, language, browser, operating system and keyword. We also provide inventory management features that are designed to assist publishers in calculating booked and available inventory by site and page, and in generating detailed campaign reports based on impressions, clicks and consumer responses according to creative design, placement and zone.

ACE Serve technology is designed to maximize uptime using redundant systems, and multi-tier internal and external monitoring services to eliminate single points of failure. In addition, our click-fraud detection and prevention capabilities and individual client log-ins enhance campaign security and integrity.

ACE Pro. Our ACE Pro email technology enables advertisers and publishers to collect customer-provided data, deliver email marketing campaigns and track and report email delivery statistics and post-click website activity. Advertisers use ACE Pro to deliver email advertisements to our internal subscriber lists, as well as to deliver customized campaigns to their own email customer lists. Publishers can also license ACE Pro to deliver and manage their email publications.

ACE Pro is designed to automatically collect and update registration data, including standard demographic fields, custom data fields and subscription status information such as purchases or customer service inquiries. ACE Pro uses this registration data to automatically create personalized email messages. ACE Pro can deliver email messages immediately to Internet users as they submit information using web forms or using other scheduling options. Advertisers and publishers can also use ACE Pro’s reporting functionality to track activity from their email marketing programs.

ACE Direct. ACE Direct is a self-service technology that allows advertisers to create, target and track their online campaigns automatically and directly across the web and email inventory in our network.

ACE Direct is designed to guide advertisers through the campaign process from creative design through delivery of the campaign. The process begins with ACE Direct’s design system, which allows advertisers to create customized advertisements from a selection of templates designed by our creative services team. Advertisers can incorporate their desired text and click-through web address into their selected template. Templates are available for banner, pop-up, skyscraper and text advertisements.

Advertisers can target advertisements to over 100 cities or metropolitan areas in the United States and to 13 additional countries. ACE Direct uses our AdLearn optimization technology to determine ad placement and ACE Serve technology to deliver such advertisements across our network.

Research and Development

We engage in three primary areas of research and development: optimization; ad delivery and related technology; and product development.

We conduct our optimization research and development primarily in Mountain View, California where we have a staff of 14 employees. Dr. David Luenberger, a professor at Stanford University, also participates as a part-time consultant in our research activities. Our optimization research and development activities focus on improving our AdLearn technology.

We conduct ad delivery and related technology research and development activities primarily in Baltimore, Maryland. Our current projects include developing new technologies for ad serving, event tracking and reporting, search engine keyword management, email management and delivery, as well as developing new user interfaces.

We conduct the majority of our new product development through our seven-member product development team in Baltimore, Maryland.

From time to time we have used external sources to support our research and development efforts. Our research and development expenses were $4.5 million in 2001, $3.9 million in 2002 and $3.8 million in 2003.

Operations

Delivery. Each advertiser campaign is assigned a delivery manager who assists our client in meeting the campaign’s objectives. Currently, we have 13 delivery managers, each of whom is assigned to a specific sales team. The delivery manager must approve each campaign’s pricing and other terms and is responsible for the actual delivery of the campaign. Delivery managers are alerted to any issues with their campaigns by an automated monitoring system.

For campaigns that are underperforming, the delivery manager and the client have numerous options to improve performance, including changes to the campaign’s creative content, altering the definition of the consumer action desired or changing the campaign pricing.

Risk management. We manage the risk of selling results-based interactive marketing programs to advertisers through in-depth testing prior to launching a campaign. Before we execute a contract with an advertiser, we analyze the pricing and performance terms to determine, based on our experience with prior campaigns, whether we believe we can achieve the desired objectives. We accomplish this through AdLearn’s sophisticated testing protocol, which allows us to estimate the price necessary to achieve our client’s desired consumer action.

We manage the risk of buying advertising inventory from publishers through strict inventory management. We use AdLearn’s sophisticated testing protocol on new inventory before a significant purchase is made. If the inventory does not generate the expected results on our network, based on its initial price, we will work with the publisher to determine its value and will make our purchases based on that determination. We also monitor the inventory across our network on a regular basis to determine that our performance standards are being met.

We also manage risk through contractual arrangements with publishers that permit us generally to cancel a contract on short notice, typically between 24 hours and 15 days. This flexibility allows us to act quickly to address performance problems that we identify using our inventory management tools.

Sales and Marketing

We sell interactive marketing programs to our advertisers, primarily through our direct sales force consisting as of March 12, 2004 of four regional offices and 43 sales people in the United States and 25 sales people in Europe. Our account executives assist advertisers with some or all aspects of their campaigns, including media selection, creative advice, reporting and campaign monitoring. We generate sales leads primarily through field sales, client referrals, our website and responses to our marketing and public relations efforts.

We acquire advertising inventory through our publisher services group, consisting as of March 12, 2004, of two regional offices and 19 account managers in the United States and 11 account managers in Europe. Account managers work with publishers on inventory purchase and affiliate program agreements, as well as reporting and campaign monitoring processes. We generate publisher leads primarily through field sales, client referrals, our website and responses to our marketing and public relations efforts.

We market our products and services primarily through direct marketing, print advertising, online advertising, trade show participation and other media events. In addition, we actively promote our brand, products and services to potential advertisers, agencies, web publishers and industry analysts.

Advertiser Clients

Our clients come from various industries, including the educational services, financial services, information services, travel and pharmaceutical industries. No single advertiser represented 10% or more of our revenues in 2003. However, two companies affiliated with the Apollo Group represented, in the aggregate, approximately 13% of our 2003 revenues.

Publishers

In 2003, the publishers from whom we purchased inventory for our network included 15 of the 25 largest web properties. We also worked with major search engines, including Google, Overture, FindWhat, Looksmart and Inktomi.

Competition

We face intense competition in the interactive marketing services industry. We expect that this competition will continue to intensify in the future as a result of consolidations and the continuing maturation of the industry. We compete with a diverse and large pool of advertising, media and Internet companies.

Our competitors include:

•	Internet advertising networks;

•	search engine services companies;

•	targeted email service providers; and

•	affiliate management companies.

We also compete for the advertising budgets of clients and potential clients with:

•	websites ranging from the largest portals on the web to smaller specialized sites that sell advertising inventory directly to advertisers; and

•	traditional media companies, such as television, radio, cable and print media.

We believe the principal competitive factors affecting our business are the ability to offer results-based services to advertisers and publishers, ad serving and optimization technology capabilities, data analysis and reporting capabilities, client service and ability to measure return on investment. Additional competitive factors include each competitor’s reputation, knowledge of the advertising market, financial controls, geographical coverage, relationships with clients, technological capability and quality and breadth of services.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we have. Also, many of our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. In addition, several of our competitors have combined with larger companies with greater resources than ours. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential clients than we do. They could also adopt more aggressive pricing policies and may even provide services similar to ours at no additional cost by bundling them with their other product and service offerings. They may also develop services that are superior to our services or that achieve greater market acceptance than our services.

Privacy and Government Regulation

Privacy considerations are very important to our business. When individuals visit our clients’ websites, we use technologies, including cookies and web beacons, to collect information such as the user’s IP address, web pages within our network that have been viewed by the user and responses by the user to an advertisement delivered by us. We aggregate and analyze this information to effectively determine the placement and schedule the delivery of advertisements across our network. We have adopted a detailed privacy policy that outlines how we use consumer information that we collect and receive in connection with the services we offer to our clients, and the extent to which third parties may have access to this information. This policy is prominently displayed on our website.

We believe the growth of the interactive marketing industry depends on maintaining Internet users’ confidence in online privacy and their comfort with the way online businesses use information about Internet users. To this end, we have built our AdLearn optimization technology to deliver effective results-based advertising programs through the analysis of aggregated, non-individually identifiable information regarding Internet users’ behavior within our network.

Our business is subject to evolving government regulatory requirements relating to privacy, direct marketing activities, and business conducted over the Internet. We monitor Internet-related laws and industry practices in the United States and in other countries where we operate and we actively participate in a number of industry working groups on privacy.

Legislative proposals are currently pending before the European Union, the United States Congress and various state legislative bodies regarding privacy, direct marketing and data collection over the Internet. In addition, industry groups from time to time adopt guidelines and standards for interactive marketing practices. We cannot predict the impact of any future laws and industry standards, but it is likely that our business will have to adapt to changes in the Internet regulatory environment.

Intellectual Property

Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, contractual provisions, and licenses to protect our intellectual property. In order to limit access to and disclosure of our proprietary information, our employees have signed confidential information and assignment of invention agreements, and we generally enter into nondisclosure agreements with third parties. We cannot provide assurance, however, that the steps we have taken to protect our intellectual property rights will adequately deter infringement or misappropriation of those rights.

We claim copyright protection for the software components of our products and for the proprietary documentation for our products. As of March 31, 2004, we had registered 17 service marks and two trademarks related to our business, including the Advertising.com logo, and had applied for registration of eight additional service marks.

As of March 31, 2004, we had two provisional patent applications and 12 non-provisional patent applications pending in the United States for components of our technologies, processes and methods, but we have not been issued any patents to date.

While our patent applications, copyrights, trademarks and other intellectual property rights are important, we believe that our technical expertise and ability to introduce new products in a timely manner will also be important factors in maintaining our competitive position.

Employees

As of March 12, 2004, we had 220 U.S. employees, comprising 67 in sales and marketing, 19 in publisher services, 61 in technology, 9 in finance and 64 in general and administrative functions including human resources, facilities, executive, business development, legal and operations. In addition, as of that date, we had 32 employees in the United Kingdom, 13 in France, 7 in Germany and 14 in Scandinavia.

We believe that we have good relationships with our employees. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement or by a union.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of our business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Facilities

Our principal executive, administrative, engineering, marketing and sales facility currently occupies 44,000 square feet of office space in Baltimore, Maryland. The lease for this facility expires in November 2007, with an option to renew for an additional six-year term. We expect this facility will be adequate to meet our requirements through the end of 2007.

We also lease other sales and services office space in Chicago, Copenhagen, Hamburg, London, Mountain View, New York City, Oslo, Paris, San Francisco and Stockholm.

Our primary ad servers and other network systems are housed at a co-location facility in Sterling, Virginia. The lease for this facility automatically renews annually.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information about our executive officers, key employees and directors, including their ages as of March 31, 2004.

Name	Age	Position
Scott A. Ferber*	34	Chairman of the Board of Directors, Chief Executive Officer and President
John B. Ferber*	30	Vice Chairman of the Board of Directors and Chief Product Officer
W. Gar Richlin*	58	Chief Operating Officer
Jeremy E. Helfand*	32	Senior Vice President, General Manager of Advertiser Services
Douglas McFarland*	54	Executive Vice President, General Manager of Publisher Services
Thomas P. McMahon*	35	Senior Vice President, General Counsel and Secretary
Stephen Root*	35	Senior Vice President, Operations
Michael L. Woosley*	35	Senior Vice President, Chief Financial Officer and Treasurer
Will Becker	29	Managing Director, Europe
Robert Luenberger	38	Executive Vice President, Chief Scientist
Mollie Spilman	36	Senior Vice President, Marketing
Nada Stirratt	38	Senior Vice President, Corporate Development
Todd Walderman	38	Senior Vice President and Chief Technology Officer
Frank A. Bonsal, Jr.	67	Director
James M. Dale	55	Director
Patrick J. Kerins	48	Director
G. John Taysom	50	Director

(1)	Audit committee member
(2)	Nominating and corporate goverance committee member
(3)	Compensation committee member
*	Denotes executive officer

Scott A. Ferber, one of our co-founders, has served as our Chief Executive Officer, President and Chairman of the Board since 1998. From 1994 to 1997, Mr. Ferber served as Business Manager for Capital One Financial Corporation, a global lending company specializing in credit cards, auto finance, and patient financing. Prior to that, Mr. Ferber served as Logistics Manager for Procter & Gamble, a global consumer packaged goods company, from 1992 to 1994. Mr. Ferber and John Ferber are brothers.

John B. Ferber, one of our co-founders, has served as a director since October 1998 and has served as our Vice Chairman and Chief Product Officer since March 2004. Mr. Ferber is responsible for the development of our new products and technology systems and previously held the title of Chief Internet Officer from May 1999 to March 2004. Mr. Ferber and Scott Ferber are brothers.

W. Gar Richlin has served as our Chief Operating Officer since July 2001. Prior to joining us, Mr. Richlin served from April 1998 to March 2001 as the Chief Operating Officer and Chief Financial Officer for SITEL Corporation, a global provider of outsourced call-center services to large corporations.

Jeremy E. Helfand has served as our Senior Vice President, General Manager of Advertiser Services since March 2004 and prior to that was Vice President of Sales from January 2003 to March 2004, Sales Director from July 2001 to January 2003, Director of Finance from July 2000 to July 2001, and Controller from September 1999 to July 2000. Prior to joining us, Mr. Helfand served as a Manager at Arthur Andersen LLP from July 1993 to September 1999.

Douglas McFarland has served as our Executive Vice President, General Manager of Publisher Services since September 2002. From October 2001 to September 2002, Mr. McFarland was an independent consultant. Mr. McFarland served as President for Jupiter Media Metrix, a global provider of web research and analytical services, from September 2000 to October 2001. From February 1996 to September 2000, Mr. McFarland was Senior Vice President and General Manager of Media Metrix.

Thomas P. McMahon has served as our General Counsel and Secretary since April 1999 and as a Senior Vice President since March 2004.

Stephen Root joined us in March 1999 and has served as our Senior Vice President, Operations since January 2002. From January 2001 to January 2002, he served as our Senior Vice President, Sales. From March 1999 to January 2001, he served as our Chief Operating Officer.

Michael L. Woosley has served as our Chief Financial Officer and Treasurer since May 1999 and as a Senior Vice President since March 2004.

Will Becker has served as our Managing Director for Europe since February 2004, having previously served as our Managing Director in the United Kingdom from April 2000 until February 2004. From September 1997 to April 2000, Mr. Becker was a consultant with Oliver, Wyman and Co., a management consultancy to the financial services industry.

Robert Luenberger, Ph.D, has served as our Executive Vice President, Chief Scientist since March 2004. Prior to joining us, Dr. Luenberger was a principal at Onward Inc., a provider of optimization services to us, among others, from June 1994 until March 2004.

Mollie Spilman has served as our Senior Vice President, Marketing since March 2004. From June 2003 to March 2004, she served as Vice President, Marketing. Prior to joining us, Ms. Spilman served as the National Director, Ad Sales Marketing for Discovery Networks, an entertainment and media company, from September 2001 to January 2002. From May 1999 to August 2001, Ms. Spilman was the Vice President of Affiliate Sales at Phase2Media, an Internet advertising company.

Nada Stirratt has served as our Senior Vice President, Corporate Development since April 2003. Prior to joining us, Ms. Stirratt served as Vice President, Business Development for America Online’s Interactive Marketing division from May 1999 until September 2002.

Todd Walderman has served as our Senior Vice President and Chief Technology Officer since March 2004, our Chief Technology Officer from February 2001 to March 2004 and as our Vice President of Technology from October 1999 to February 2001. Prior to joining us, Mr. Walderman served as Vice President of Operations and Information Technology for HT Medical Systems, now Immersion Medical, a provider of surgery simulation systems, from June 1994 through September 1999.

Frank A. Bonsal, Jr. has served as one of our directors since August 2001. Mr. Bonsal is a founding partner of New Enterprise Associates, a venture capital firm, and has served as a director of New Enterprise Associates since 1978.

James M. Dale has served as one of our directors since January 2004. For the past five years, Mr. Dale has been an author and the president of James Dale, Inc., a marketing consulting firm.

Patrick J. Kerins has served as one of our directors since September 1999. Mr. Kerins has been a General Partner of Grotech Capital Group, a venture capital firm, since 1997.

G. John Taysom has served as one of our directors since June 2000. He is the Managing Partner of RVC Greenhouse Fund, a venture capital fund headquartered in London, England. Mr. Taysom started the fund in 1995 as the in-house venture fund of Reuters Plc. Mr. Taysom worked for Reuters Plc from 1983 to 2001, where he led the buy-out of RVC from Reuters in September 2001.

Board of Directors

Upon completion of this offering, we will have a board of directors consisting of      members. In accordance with the terms of our charter, the terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2005;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2006; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007.

The Class I directors are                 ,                  and                 , the Class II directors are                 ,                  and                 , and the Class III directors are                 ,                  and                 . At each annual meeting of stockholders, or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election, or special meeting held in lieu thereof. The number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

Audit Committee. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by selecting and engaging our independent accountants, approving the services performed by them and their compensation and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of             ,              and             , each of whom is a non-management member of our board of directors.              is our audit committee financial expert as currently defined under the Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and the Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee. The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The current members of the compensation committee are             ,              and             , each of whom is a non-management member of our board of directors. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with, the applicable requirements of The Nasdaq Stock Market. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and governance committee are             ,              and             . We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of The Nasdaq Stock Market. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Stockholders’ Rights Agreement

We and several of our stockholders, including Scott A. Ferber and John B. Ferber, are parties to a stockholders’ rights agreement pursuant to which these stockholders have agreed to vote all of the shares of our common or preferred stock owned by them so as to elect:

•	one nominee of Grotech;
•	one nominee of NEA;
•	one nominee of Scott A. Ferber;
•	one nominee of John B. Ferber ;
•	one nominee of Reuters; and
•	two nominees of Scott A. Ferber and John B. Ferber who are reasonably acceptable to the directors nominated by Grotech, NEA and Reuters.

Of the current directors, Mr. Kerins was nominated by Grotech, Mr. Bonsal was nominated by NEA, Scott A. Ferber is himself a director, John B. Ferber is himself a director, Mr. Taysom was nominated by Reuters, and Mr. Dale was nominated by Messrs. Scott and John Ferber. Upon the closing of this offering, the voting provisions of this agreement will terminate.

Compensation of Directors

Excepted as noted below, directors currently receive no compensation from us for their services. Following the consummation of this offering, we intend to compensate non-employee directors for their service on our board. Each non-employee director will receive an annual retainer of $    , with an additional payment of $     for each board of directors or committee meeting attended. In addition to the foregoing, the chairman of our audit committee will receive an annual retainer of $    , and other members of the audit committee an annual retainer of $    , for their service on the audit committee. We also reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees. Non-employee directors will be eligible to receive option grants under our 2004 plan described below.

Commencing in 1999, we have granted options to purchase shares of our common stock to several non-employee directors. In December 2003, we granted each of Messrs. Taysom, Kerins and

Bonsal an option to purchase 10,000 shares of our common stock under our 1999 Stock Option and Incentive Plan at an exercise price of $6.00 per share. In February 2004, we granted Mr. Dale an option to purchase 50,000 shares of our common stock at an exercise price of $27.00 per share. These options vest over a period of four years, with 25% vesting after one year and the balance vesting quarterly over the remaining period.

Compensation Committee Interlocks and Insider Participation

None of the directors who will serve on the compensation committee following this offering has ever been employed by our company. No interlocking relationships exist between any member of our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor did any interlocking relationship exist during 2003. Scott A. Ferber, an employee, served on our compensation committee during 2003.

Executive Compensation

The following table sets forth the total compensation paid or accrued during the year ended December 31, 2003 for Scott A. Ferber, our Chief Executive Officer, and each of our four other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 during 2003 for services rendered to us in all capacities. In this prospectus we may refer to these officers, together with the Chief Executive Officer, as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation Awards	All Other Compensation
		Salary	Bonus	Securities Underlying Options (#)
Scott A. Ferber Chief Executive Officer and President	2003	$220,000	$190,000	—	—
Bruce McLaren(1) Former Chief Executive Officer of UK subsidiary	2003	320,332	160,166	175,000	—
Douglas McFarland Executive Vice President, General Manager of Publisher Services	2003	300,000	136,950	—	—
John B. Ferber Chief Product Officer	2003	220,000	190,000	—	$4,800	(2)
W. Gar Richlin Chief Operating Officer	2003	219,779	190,000	—	—

(1)	At December 31, 2003, Mr. McLaren was serving as the Chief Executive Officer of Advertising.com International Holdings Limited, our wholly-owned UK subsidiary. In March 2004, Mr. McLaren assumed a non-executive role with our company. All items shown in the table were paid or issued to entities under Mr. McLaren’s control. For more information concerning these transactions see “—Consulting Agreements.”
(2)	Represents the forgiveness of an employee loan.

Stock Options

The table below contains information concerning the grant of options to purchase shares of our common stock to the named executive officers during the year ended December 31, 2003. The percentage of total options granted to the named executive officers set forth below is based on an aggregate of 473,624 shares subject to options granted to our employees (including the options set forth below for Mr. McLaren) in 2003.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Last Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					0%	5%	10%
Scott A. Ferber	—	—	—	—	—	—	—
Bruce McLaren	175,000	37%	$6.00	7/29/2013	$1,114,750	$3,526,150	$5,614,804
Douglas McFarland	—	—	—	—	—	—	—
John B. Ferber	—	—	—	—	—	—	—
W. Gar Richlin	—	—	—	—	—	—	—

Fiscal Year-End Option Values

The table below sets forth information for the named executive officers with respect to the value of their options outstanding as of December 31, 2003. None of the named executive officers exercised any stock options during the year ended December 31, 2003.

Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003(1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Scott A. Ferber	—	—	—	—
Bruce McLaren	215,000	—	$4,537,850	—
Douglas McFarland	35,818	78,799	744,656	$1,638,231
John B. Ferber	—	—	—	—
W. Gar Richlin	310,070	241,165	6,446,355	5,013,820

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been calculated based on an independent appraisal prepared for our board of directors to assist in its determination of the fair value of the underlying shares as of December 31, 2003 of $26.79 per share, less the applicable exercise price per share, multiplied by the number of underlying shares.

Employment Contracts and Change of Control Arrangements

Executive Employment Agreements

We entered into an employment agreement with Mr. Richlin effective as of June 29, 2001. The agreement provides that Mr. Richlin will be employed as our Chief Operating Officer and that his employment will continue until terminated by either party pursuant to the terms of the agreement. Mr. Richlin is entitled to receive an annual base salary under the agreement of not less than $200,000, subject to increases at the discretion of our board of directors or a committee thereof, and is eligible to participate in any bonus plan or program that we may establish for senior executives. Mr. Richlin also received pursuant to the agreement options to purchase 551,235 shares of our common stock in July

2001 at a per share exercise price equal to $6.00, which was the fair value of our common stock on the date of grant as determined by our board of directors. The agreement provides that 25% of the options vest over the first 12 months of employment at the rate of 2.0833% per month, and the remaining 75% of the options vest over the following 36-month period at the rate of 6.25% per quarter. This agreement also provides that if his employment with our company is terminated by us other than for good cause or Mr. Richlin’s disability or death, Mr. Richlin is entitled to receive the monthly pro-rata portion of his annual base salary for an additional six month period. This agreement further provides that if he terminates his employment with good reason or if, upon a change of control of our company or within one year of the closing of such change of control, we terminate Mr. Richlin’s employment other than for cause or his disability or death, Mr. Richlin will receive $25,000 per month for 12 months from the date of his termination, and the options he received under the agreement will vest and remain exercisable for one year from the date of his termination. All severance payments made by us to Mr. Richlin will be conditioned upon Mr. Richlin’s execution of a release of all claims arising from his employment.

We entered into an employment agreement with Mr. McFarland effective as of September 9, 2002. The agreement provides that Mr. McFarland will be employed as our Executive Vice President, General Manger of Publisher Services, and that his employment will continue until terminated by either party pursuant to the terms of the agreement. Mr. McFarland is entitled to receive an annual base salary under the agreement of not less than $300,000, subject to increases at the discretion of our board of directors or a committee thereof, and is eligible for an annual bonus of up to $150,000 based upon metrics to be established by our Chief Operating Officer. Mr. McFarland also received pursuant to the agreement options to purchase 114,617 shares of our common stock in September 2002 at a per share exercise price equal to $6.00, which was the fair value of our common stock on the date of grant as determined by our board of directors. The agreement provides that 25% of the options vest over the first 12 months of employment at the rate of 2.0833% per month, and the remaining 75% of the options vest over the following 36-month period at the rate of 6.25% per quarter. This agreement also provides that if his employment with our company is terminated by us other than for good cause or Mr. McFarland’s disability or death, Mr. McFarland is entitled to receive the monthly pro-rata portion of his annual base salary for an additional three month period. This agreement further provides that if he terminates his employment with good reason or if, upon a change of control of our company or within one year of the closing of such change of control, we terminate Mr. McFarland’s employment other than for cause or his disability or death, Mr. McFarland will receive the monthly pro-rata portion of his annual base salary for an additional three-month period, and the options he received under the agreement will vest and remain exercisable for one year from the date of his termination. All severance payments made by us to Mr. McFarland will be conditioned upon Mr. McFarland’s execution of a release of all claims arising from his employment.

We also have confidentiality, noncompetition and inventions agreements with our senior management, including the named executive officers. These agreements typically provide that the employee may not disclose or transfer any of our confidential information to any person, business entity or other organization without authorization from us, and that the employee may not, during his or her employment with us and for 12 months thereafter, compete with us or hire or solicit any of our employees for employment with another person or entity or in any way interfere with the relationship we have with any of our customers, suppliers, licensees or other business relations. These agreements typically also provide that all ideas, designs, works and inventions made by the employee in the course of his or her employment with us are our exclusive property, and that the copyrights of all writings produced by the employee during the course of his or her work for us are the property of our company.

Consulting Agreements

In 2003, Mr. McLaren provided services to the company on behalf of two consulting companies, Cam Galaxy Limited and Belvedere Ventures, S.A. Through Cam Galaxy Limited, Mr. McLaren

provided advisory and consulting services to our UK subsidiary, Advertising.com International Holdings Limited, or Advertising.com International, as its chief executive officer. This was done pursuant to a consulting agreement dated January 19, 2001 which provided for payment to Cam Galaxy in the amount of £75,000 per year, subject to increase by up to 50% of such payment based on achievement of certain corporate goals by the company. This agreement was terminated by the parties effective as of February 29, 2004.

In addition, through Belvedere Ventures, S.A., Mr. McLaren provided consulting services to the company and the company’s other European subsidiaries on marketing and corporate development matters and received payments of $75,000 and £75,000 per year, subject to increase by up to 50% of such payments based on achievement of certain corporate goals by the company. This arrangement was terminated by the parties effective as of February 29, 2004.

We entered into a new consulting agreement with Belvedere Ventures, SA dated as of March 1, 2004. The agreement provides that Belvedere Ventures will provide the services of Mr. McLaren for up to two days per week as an Executive Management Consultant in the role of the Chairman of Advertising.com International. In this position, Mr. McLaren will be available to provide strategic advice to our Chief Executive Officer. The agreement has a term from March 1, 2004 to February 28, 2006 and provides that Belvedere Ventures will receive a fee of $9,375 per month for the first year and £6,250 per month for the second year. The agreement also provides that during the term of the agreement and for one year thereafter, Mr. McLaren may not compete with us, solicit or hire any of our employees or solicit any business from any of our customers.

Benefit Plans

1999 Stock Option and Incentive Plan

Our board of directors adopted the 1999 Stock Option and Incentive Plan, or the 1999 plan, and our stockholders approved the 1999 plan in April 1999. The 1999 plan allows us to issue awards of stock options, restricted stock and restricted stock units. Our employees and service providers, and those of our subsidiaries, are eligible to receive awards under the 1999 Plan, including officers, directors, consultants and advisors. As of March 31, 2004, options to purchase a total of 2,880,042 shares were outstanding under the 1999 plan. We do not intend to make further awards under the 1999 plan. The 1999 plan is administered by the compensation committee of our board of directors, which selects the participants to receive awards and determines the terms and conditions of such awards.

Options granted under the 1999 plan are generally not transferable by the participant, and each option is exercisable during the lifetime of the participant only by such participant. Options granted under the 1999 plan must generally be exercised within 90 days of the optionee’s termination of employment, or within 12 months after such optionee’s termination by death or disability, but in no event later than the expiration of the option term.

In the event of a change of control of our company related to certain corporate transactions, such as a merger or sale of substantially all of our assets, the 1999 plan provides that each outstanding option will become fully vested and exercisable 15 days prior to such change of control event unless the options are assumed or an equivalent option or right is substituted for it by the successor corporation or its parent or subsidiary, or if a majority of our board of directors determines that such change of control event will not trigger such acceleration. If the option does become exercisable in full, it will terminate upon the completion of the change of control event.

401(k) Plan

Effective January 1, 2000, we implemented the Advertising.com, Inc. 401(k) Plan, which is intended to be a tax-qualified defined contribution plan under Sections 401(a) and 401(k) of the Internal Revenue Code. Under the terms of the plan, eligible employees may elect to contribute up to 20% of their eligible compensation as salary deferral contributions to the plan, subject to a statutorily prescribed limit of $13,000 in calendar year 2004.

The 401(k) plan also permits, but does not require, that we make discretionary matching contributions. To date, we have not made any discretionary matching contributions to the plan. As a tax-qualified plan, we can generally deduct contributions to the 401(k) plan when made, and the contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the 401(k) plan, participants may direct the trustees to invest their accounts in selected investment options.

Corporate Variable Pay Plan

Effective January 1, 2004 we adopted the Advertising.com, Inc. Variable Pay Plan. The Variable Pay Plan is administered by our board of directors and such administration has been delegated to the compensation committee in accordance with our bylaws. All of our full-time, salaried employees are eligible to participate in the Variable Pay Plan.

Under the plan, variable pay is determined and paid based upon objectively determinable formulas established by the compensation committee which relate to corporate business performance as shown by net income and employee goals as set on an individual basis. The variable pay formulas are measured on a quarterly basis and are set for two performance periods of six months.

2004 Equity Incentive Plan

Our board of directors and our stockholders approved our 2004 Equity Incentive Plan, or 2004 plan, on                     , 2004. The purpose of the 2004 plan is to provide incentives to our employees, non-employee directors and other service providers, and those of our subsidiaries, to encourage their efforts toward our continued success and long-term growth and our profitability and to attract, reward and retain key personnel.

At                      , 2004, there were                  shares of common stock reserved for issuance under the 2004 plan and                  options were outstanding under the 2004 plan. No more than                  of the shares reserved for issuance under the 2004 plan may be granted pursuant to awards other than options or stock appreciation rights.

Upon closing of this offering, the 2004 plan will be administered by the compensation committee of our board of directors. Subject to the terms of the 2004 plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2004 plan.

Awards may be made under the 2004 plan to our or our affiliates’ employees, outside directors and consultants and to any other individual whose participation in the 2004 plan is determined to be in our best interests by our board of directors.

The term of each stock option is fixed by the compensation committee and may not exceed 10 years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged.

The compensation committee may also award under the 2004 plan:

•	shares of common stock subject to restrictions;

•	common stock units, which are the conditional right to receive a share of stock in the future, subject to restrictions and to a risk of forfeiture;

•	unrestricted shares of common stock, which are shares of common stock issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2004 plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of shares of common stock;

•	stock appreciation rights which are rights to receive a number of shares or, in the discretion of the compensation committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee; and

•	performance and annual incentive awards, ultimately payable in stock or cash, as determined by the compensation committee. The compensation committee may grant multi-year and annual incentive awards subject to achievement of specified performance goals tied to business criteria described below.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Since January 1, 2001, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent of our voting securities and their affiliates and immediate family members.

Stock Sales by Officers and Directors

In December 2003, each of Scott A. Ferber, our Chairman, President and Chief Executive Officer, John B. Ferber, our Vice Chairman and Chief Internet Officer, and Sandra Ferber, the mother of Scott and John B. Ferber, received an offer to purchase shares of common stock at a purchase price of $15.00 per share. Under the terms of our agreement with holders of our Series C Preferred Stock and Series E Preferred Stock, certain holders of our preferred stock exercised their right of first refusal to purchase the shares of common stock being sold by Scott and John Ferber. Those same stockholders agreed to purchase Mrs. Ferber’s shares after we waived our right of first refusal with respect to her shares. On March 4, 2004, Scott A. Ferber and John B. Ferber each sold a total of 85,000 shares for $15.00 per share to the entities and person listed below in the following amounts: 9,108 shares to Reuters Greenhouse Fund LP, 32,083 shares to New Enterprise Associates 8A, Limited Partnership, 32,083 shares to Grotech Partners V, L.P., 611 shares to Frank A. Bonsal, Jr. and 11,115 shares to Blue Chip Capital Fund III Limited Partnership. On March 4, 2004, Mrs. Ferber sold a total of 30,000 shares for $15.00 per share to the entities and person listed below in the following amounts: 3,215 shares to Reuters Greenhouse Fund LP, 11,323 shares to New Enterprise Associates 8A, Limited Partnership, 11,323 shares to Grotech Partners V, L.P., 216 shares to Mr. Bonsal and 3,923 shares to Blue Chip Capital Fund III Limited Partnership. Mr. Bonsal is a member of our board of directors.

On March 19, 2004, a former member of our board of directors, exercised options to purchase 20,000 shares of common stock at an exercise price of $3.01 per share. On March 25, 2004, the former director sold 10,000 shares of common stock for a purchase price of $17.50 per share to each of Grotech Partners V, L.P. and Mr. Bonsal. We waived our right of first refusal to purchase the former director’s shares.

Share Exchange with Stockholders of Our U.K. Subsidiary

In connection with the organization of Advertising.com International Holdings Limited, our U.K. subsidiary, we retained the right to cause the stockholders of our subsidiary to exchange their shares of stock in our subsidiary for our common stock. On September 30, 2003, we issued 100,000 shares of common stock to Trident Trust Company (I.O.M.) Limited, an affiliate of Bruce McLaren, our former Chief Executive Officer, international operations in exchange for 500,000 ordinary shares of Advertising.com International. On September 28, 2003, we issued 2,221 shares of common stock to Will Becker, our Managing Director, Europe, in exchange for 17,500 ordinary shares of Advertising.com International.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 31, 2004 by:

•	each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or dispositive power over securities. The percentage of beneficial ownership is based on 9,536,892 shares of common stock outstanding as of March 31, 2004 and          shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2004, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Beneficial Owner(1)		Before Offering	After Offering(2)
Scott A. Ferber(3)	1,810,000	19.0%
John B. Ferber(4)	1,806,000	18.9
Grotech Partners V, L.P.(5)	1,307,453	13.7
Patrick J. Kerins(6)	1,307,453	13.7
New Enterprise Associates VIII, Limited Partnership and affiliated entities(7)	1,297,453	13.6
W. Gar Richlin(8)	378,974	3.8
Bruce McLaren(9)	338,256	3.5
Douglas McFarland(10)	42,981	*
Frank A. Bonsal, Jr.(11)	34,694	*
James M. Dale	—	*
G. John Taysom(12)	—	*
All executive officers and directors as a group (12 persons)(13)	5,702,405	55.5

*	Less than 1% of the outstanding shares of our common stock.

(1)	Unless otherwise noted, we believe that each of the stockholders has sole voting and dispositive powers with respect to the shares of common stock beneficially owned by it, him or her. In addition, unless otherwise noted, the address of each of the directors and officers included in the table is c/o Advertising.com, Inc., 1020 Hull Street, Ivory Building, Baltimore, MD 21230.

(2)	Assumes the sale of shares offered hereby but excludes any common stock that may be issued upon exercise of the underwriters’ over-allotment option in connection with this offering.

(3)	Includes 6,210 shares directly held by James M. McCormick and 10,000 shares directly held by Thomas P. McMahon. Mr. Ferber has voting power over such shares pursuant to irrevocable voting agreements with Mr. McCormick dated August 30, 2000 and with Mr. McMahon dated May 23, 1999.

(4)	Includes 6,210 shares directly held by James M. McCormick, 8,800 shares directly held by Michael L. Woosley and 8,800 shares directly held by Stein Kretsinger. Mr. Ferber has voting power over such shares pursuant to irrevocable voting agreements with Mr. McCormick dated August 30, 2000, with Mr. Woosley dated May 23, 1999 and with Mr. Kretsinger dated May 23, 1999.

(5)	Includes 930,232 shares issuable upon conversion of shares of Series C convertible preferred stock and 291,732 shares issuable upon conversion of shares of Series E convertible preferred stock. The address for Grotech Partners V, L.P. is 9690 Deereco Road, Timonium, MD 21093.

(6)	All of such shares attributed to Mr. Kerins are held directly by Grotech Capital Group V, L.P. as reported in footnote 5 above. Mr. Kerins is a member, director and officer of Grotech Capital Group V, LLC, which is the general partner of Grotech Partners V, L.P. Mr. Kerins may be deemed to own beneficially the shares directly held by Grotech Capital Group V, L.P. Mr. Kerins disclaims any beneficial ownership of such shares and any group affiliation with Grotech Capital Group V, L.P. Mr. Kerins’ address is c/o Grotech Capital Group, 9690 Deereco Road, Suite 800, Timonium, MD 21093.

(7)	Includes 836,992 shares issuable upon conversion of shares of Series C convertible preferred stock and 265,476 shares issuable upon conversion of shares of Series E convertible preferred stock directly held by New Enterprise Associates VIII, Limited Partnership. Also includes 75,489 shares of common stock, 82,780 shares issuable upon conversion of shares of Series C convertible preferred stock, and 26,255 shares issuable upon conversion of shares of Series E convertible preferred stock directly held by New Enterprise Associates 8A, Limited Partnership. Also includes 9,300 shares and 1,160 shares issuable upon conversion of shares of Series C convertible preferred stock directly held by NEA Presidents Fund, Limited Partnership, and NEA Ventures 1999, Limited Partnership, respectively. (New Enterprise Associates VIII, Limited Partnership; New Enterprise Associates 8A, Limited Partnership; NEA Presidents Fund, Limited Partnership; and NEA Ventures 1999, Limited Partnership, are referred to herein as the “NEA entities”.) NEA Partners VIII, Limited Partnership, NEA Partners 10, Limited Partnership, NEA General Partners, L.P., Louis B. VanDyck are general partners (the “NEA general partners”) of the NEA entities, respectively. The NEA general partners have voting and dispositive powers over these shares and may be deemed to own beneficially the shares directly held by the NEA entities. Mr. Bonsal is a limited partner of the NEA general partners but does not have voting or dispositive power with respect to the shares held by the NEA entities. Therefore, Mr. Bonsal disclaims beneficial ownership of such shares. The address for the NEA entities is 1119 St. Paul Street, Baltimore, MD 21202.

(8)	Consists of 378,974 shares which may be acquired within 60 days of March 31, 2004 pursuant to stock options.

(9)

Includes 100,000 shares held directly by Trident Trust Company (I.O.M.) Limited as trustee of The Global Growth Trust. Also includes 23,256 shares issuable upon conversion of shares of Series B convertible preferred stock held directly by Belvedere Ventures SA and 215,000 shares which may be acquired within 60 days of March 31, 2004 pursuant to stock options held directly by the same entity. The Global Growth Trust is the 100% shareholder of Belvedere Ventures SA. The Global Growth Trust is a trust of which Mr. McLaren is the settlor and he and his family are beneficiaries. Mr. McLaren may be deemed to own beneficially the shares held directly by Trident Trust Company (I.O.M.) Limited and Belvedere Ventures SA. Mr. McLaren disclaims any beneficial ownership of such shares and any group affiliation with these entities. Mr. McLaren’s address is 4 Gloucester Gate, London, NW1 4GH, England.

(10)	Consists of 42,981 shares which may be acquired within 60 days of March 31, 2004 pursuant to stock options.

(11)	Includes 23,256 shares issuable upon conversion of Series C convertible preferred stock directly held by Advertising.com Irrevocable Trust, over which shares Mr. Bonsal has voting power. Does not include 1,297,453 shares held directly by the NEA entities. (See footnote 7.) Mr. Bonsal is a limited partner of the NEA general partners but does not have voting or dispositive power with respect to the shares held by the NEA entities. Therefore, Mr. Bonsal disclaims beneficial ownership of such shares. Mr. Bonsal’s address is 14014 Mantua Mill Road, Glyndon, MD 21071.

(12)	Mr. Taysom is a director of RVC Europe Limited which is a general partner of Reuters Greenhouse Fund LP. Reuters Greenhouse Fund LP directly holds 368,333 shares, but Mr. Taysom does not have voting or dispositive power with respect to such shares and disclaims any beneficial ownership of such shares. Mr. Taysom’s address is c/o RVC Europe Limited, 11 Upper Grosvenor Street, London, W1K 2NB.

(13)	Includes 731,008 shares which may be acquired within 60 days of March 31, 2004 pursuant to stock options.

DESCRIPTION OF CAPITAL STOCK

General

Our charter provides that we may issue up to                  shares of common stock, par value $.01 per share, and up to                  shares of preferred stock, par value $.01 per share, and permits our board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Upon completion of this offering,                  shares of common stock, or                  shares of common stock if the underwriters fully exercise their option to purchase additional shares, and no shares of preferred stock will be issued and outstanding.

At December 31, 2003, there were                  holders of record of our common stock. Immediately prior to the closing of the offering, all outstanding shares of convertible preferred stock will be converted into 4,893,898 shares of common stock and will no longer be issued and outstanding.

Common Stock

All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. The Maryland General Corporation Law provides that our stockholders are not obligated to us or our creditors with respect to our stock, except to the extent that the subscription price or other agreed upon consideration has not been paid. Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast in these situations.

Preferred Stock

Immediately prior to the closing of the offering, our outstanding shares of convertible preferred stock will be convertible into common stock.

In addition, our charter specifically provides that we may issue from time to time and without further vote or action by the stockholders, up to an aggregate of              million shares of preferred

stock in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges, as shall be determined by our board of directors, which may include dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Power to Reclassify Shares of Our Stock

Our charter (i) authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock and (ii) permits our board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Prior to issuance of shares of each class or series, the board is required by Maryland law and by our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

Power to Issue Additional Shares of Common Stock and Preferred Stock

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is     .

Certain Provisions of Maryland Law and of Our Charter and Bylaws

Board of Directors

Our charter and bylaws provide that the number of our directors may be established by the board of directors. Our charter provides that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors. Our charter provides for our board to be divided into three classes of directors. The term of office of the first class, consisting of              directors, will expire at our annual meeting of our stockholders to be held in 2005; the term of office of the second class, consisting of              directors, will expire at our annual meeting of our stockholders to be held in 2006; and the term of office of the third class, consisting of              directors, will expire at our annual meeting of our stockholders to be held in 2007. At each annual meeting, a class of directors will be elected to replace the class whose term has expired. As a result, approximately one-third of the members of our board will be elected each year, and each of the directors will serve a staggered three-year term.

This provision could prevent a stockholder or group of stockholders having majority voting power from obtaining control of our board until the second annual stockholders’ meeting after the time that the stockholder or group of stockholders obtains majority voting power. Therefore, this provision may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Removal of Directors

Our charter provides that a director may be removed only for cause by the affirmative vote of the holder or holders of                  votes entitled to be cast in the election of directors.

Business Combinations

Under Maryland law, specified business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include specified mergers, asset transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Control Share Acquisitions

Maryland’s control share acquisition statute provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy) would entitle the acquiror to exercise voting power

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Accordingly, any shares of common stock acquired in excess of any of the above referenced thresholds will not have voting rights until such voting rights are approved by a vote of two-thirds of the votes entitled to be cast on the matter. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of specified conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to specified conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Amendment to the Charter

Our charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that the board of directors may, without action by our stockholders, amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue, change our name or change the name or designation or par value of any class or series of our stock or the aggregate par value.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by the board of directors; or

•	by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.

Limitation of Liability and Indemnification

Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify for an adverse judgment in a suit by or in our right or for a judgment on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met.

Our charter also authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer, or person who has agreed to become a director or officer, or any director or officer who, at our request, serves another corporation or other enterprise as a director, officer, partner or trustee against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the completion of this offering, we will have          shares of common stock outstanding. Of these shares,          shares of our common stock to be sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our affiliates, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

Sales of Restricted Shares

An aggregate          shares of our common stock held by our existing stockholders upon completion of this offering will be restricted securities, as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

•	shares will be available for immediate sale on the date of the final prospectus;

•	shares will be available for sale 90 days after the date of the final prospectus pursuant to Rule 144; and

•	shares will be available for sale 180 days after the date of the final prospectus, the expiration date for the lock-up agreements, pursuant to Rules 144 and 144(k).

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of the final prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares immediately after this offering without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the date of the final prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options and Warrants

We intend to file registration statements on Form S-8 under the Securities Act to register approximately          shares of common stock issuable under our stock plans. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Upon completion of this offering, there will be warrants outstanding to purchase          shares of common stock at a weighted average exercise price of $         per share. Any shares purchased pursuant to the cashless exercise feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreements to which the holder may be a party.

Lock-up Agreements

Notwithstanding the foregoing, we and our directors and officers and certain of our stockholders and our option holders have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period continuing through the date 180 days after the date of the final prospectus without the prior written consent of Goldman, Sachs & Co.

Registration Rights

After this offering, several of our existing stockholders, including members of our management, who collectively hold          shares of our common stock, will be entitled to rights with respect to the registration of such shares under the Securities Act pursuant to an Amended and Restated Senior Stockholders’ Rights Agreement and Piggyback Registration Rights Agreement that we entered into with such stockholders. Any shares registered pursuant to these agreements would become freely tradable without restriction under the Securities Act, and we would be required to bear all registration fees and expenses related to such registrations, excluding any underwriting discounts or selling commissions. Our existing stockholders, by exercising their registration rights, could cause a large number of shares of our common stock to be registered and publicly sold, which could cause the market price of shares of our common stock to decline significantly.

Amended and Restated Senior Stockholders’ Rights Agreement

Pursuant to the Amended and Restated Senior Stockholders’ Rights Agreement, dated June 23, 2000, after this offering, the holders of          shares of common stock to be converted from Series C Preferred Stock and Series E Preferred Stock will have rights to require us to register under the Securities Act their converted shares of common stock. Subject to limitations provided in the agreement, including those in lock-up agreements that such shareholders have signed in connection with this offering, at any time following this offering, we may be required to register the sale of an aggregate of at least 40% of the registrable shares having an aggregate offering price of $5 million. The number of their demand registrations is limited to two; provided, however, that the registration statements covering an aggregate of at least 50% of the outstanding registrable shares have become effective and that all such registered shares in a firm commitment underwritten public offering have been sold. In addition, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, we may be required to register the sale of an aggregate of at least 25% of the registrable shares having an aggregate offering price of $2 million. We may be required to file an unlimited number of such registration statements on Form S-3 with a maximum of one in any 6-month period.

Subject to limitations provided in the agreement, holders of registrable shares will also have rights to require us to register their shares when we are registering shares for sale on our own behalf or for sale by another shareholder.

Piggyback Registration Rights Agreement

Pursuant to the Piggyback Registration Rights Agreement, dated June 25, 1999, several holders of common stock who are our affiliates (as such term is defined in Rule 144 of the Securities Act) will also have piggyback rights with respect to          shares of common stock until June 25, 2005 as long as they remain our affiliate.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, (or the Code), Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, (or the IRS) all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest, in general, with respect to any non-U.S. holder that holds no more than five percent of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Dividends” may apply.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Dividends paid to a non-U.S. holder who fails to certify that it is not a U.S. person in accordance with the applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above in “Dividends,” generally will be exempt from backup withholding.

Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies that it is not a U.S. person under penalties of perjury and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining an exemption from, backup withholding under current Treasury regulations.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Deutsche Bank Securities Inc. and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Piper Jaffray & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its officers, directors and principal stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of the final prospectus, except with the prior written consent of the representatives. This agreement does not apply to the issuance of shares by the company under any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The company currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to                     shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on The Nasdaq National Market under the symbol “ADCM”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong, except if permitted to do so under the securities laws of Hong Kong, other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and in compliance with any other applicable requirements of Japanese law.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on a website maintained by one or more of the representatives of the underwriters and may also be made available on a website maintained by the other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for the company, for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. owns 1,695 shares of our Series E redeemable convertible preferred stock which will be convertible into              shares of our common stock immediately prior to the closing of the offering. Certain legal matters relating to the offering will be passed upon for the underwriters by Hale and Dorr LLP.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

Our consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 and for the period from inception (August 18, 1998) to December 31, 1998 were previously audited by Arthur Andersen LLP, certified public accountants. In June 2002, our board of directors dismissed Arthur Andersen LLP and approved the appointment of Ernst & Young LLP to serve as our independent auditors. In February 2004, our board of directors authorized Ernst & Young LLP to re-audit our financial statements as of December 31, 2001 and for the year ended December 31, 2001.

There were no disagreements at any time between Arthur Andersen LLP and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The audit report of Arthur Andersen LLP on our consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 and for the period from inception (August 18, 1998) to December 31, 1998 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, if a copy has been filed as an exhibit to the registration statement. In addition, upon completion of this offering, we will file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to provide our stockholders with annual reports containing combined financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited combined financial data for the first three quarters of each year.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Advertising.com, Inc.

We have audited the accompanying consolidated balance sheets of Advertising.com, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advertising.com, Inc. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As described more fully in Note 2, in 2003 the Company retroactively changed its method of accounting for redeemable preferred stock.

Baltimore, Maryland

March 5, 2004

ADVERTISING.COM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2002	2003	Pro Forma 2003
ASSETS			(Unaudited)
Current assets:
Cash and cash equivalents	$25,808	$27,547	$27,547
Investments in marketable securities	5,029	14,751	14,751
Accounts receivable, net of allowance for doubtful accounts of $1,194 in 2002 and $1,278 in 2003	12,524	25,661	25,661
Prepaid expenses and other current assets	1,369	1,550	1,550
Deferred tax assets	—	5,316	5,316

Total current assets	44,730	74,825	74,825
Long-term assets:
Property and equipment, net	3,910	4,034	4,034
Identifiable intangible assets, net	198	470	470
Goodwill	—	1,541	1,541
Deferred tax assets	—	1,137	1,137
Other assets	333	444	444

Total assets	$49,171	$82,451	$82,451

See accompanying notes.

ADVERTISING.COM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(in thousands, except share and per share amounts)

	December 31,
	2002	2003	Pro Forma 2003
			(Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$11,528	$19,418	$19,418
Accrued compensation and related benefits	2,569	3,855	3,855
Income taxes payable	—	457	457
Deferred revenue	425	1,224	1,224
Current portion of long-term debt and capital lease obligations	571	297	297

Total current liabilities	15,093	25,251	25,251
Long-term liabilities:
Long-term debt and capital lease obligations, net of current portion	170	268	268
Other long-term liabilities	29	29	29

Total long-term liabilities	199	297	297

Total liabilities	15,292	25,548	25,548
Redeemable convertible preferred stock:
Series C preferred stock, $.01 par value, convertible into four shares of common stock; 529,070 shares authorized, issued and outstanding as of December 31, 2002 and 2003, no shares outstanding pro forma (aggregate liquidation preference of $12,255 as of December 31, 2003)	12,613	56,589	—
Series D preferred stock, $.01 par value, convertible into one share of common stock; 65,000 shares authorized, 41,390 shares issued and outstanding as of December 31, 2002 and 2003, no shares outstanding pro forma (aggregate liquidation preference of $550 as of December 31, 2003)	550	1,107	—
Series E preferred stock, $.01 par value, convertible into 1.023 shares of common stock; 2,033,900 shares authorized, 1,941,549 shares issued and outstanding as of December 31, 2002 and 2003, no shares outstanding pro forma (aggregate liquidation preference of $57,276 as of December 31, 2003)	57,276	57,276	—
Stockholders’ equity (deficit):
Nonvoting Series A preferred stock, $.01 par value, convertible into four shares of common stock, liquidation preference of $500; 60,000 shares authorized, 56,567 shares issued and outstanding as of December 31, 2002 and 2003, no shares outstanding pro forma	1	1	—
Nonvoting Series B preferred stock, $.01 par value, convertible into four shares of common stock, liquidation preference of $2,249; 174,500 shares authorized, 130,763 shares issued and outstanding as of December 31, 2002 and 2003, no shares outstanding pro forma	1	1	—
Common stock, $.01 par value, 21,437,030 shares authorized, 4,194,616 and 4,624,051 shares issued and outstanding in 2002 and 2003, respectively, and 9,517,949 shares issued and outstanding pro forma	42	46	95
Unearned compensation	—	(1,845)	(1,845)
Additional paid-in capital	—	—	114,925
Accumulated other comprehensive loss	(15)	(52)	(52)
Accumulated deficit	(36,589)	(56,220)	(56,220)

Total stockholders’ equity (deficit)	(36,560)	(58,069)	56,903

Total liabilities and stockholders’ equity (deficit)	$49,171	$82,451	$82,451

See accompanying notes.

ADVERTISING.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2001	2002	2003
Revenues	$37,979	$74,066	$132,341
Cost of revenues	28,992	51,136	90,319

Gross profit	8,987	22,930	42,022
Operating expenses:
Selling, general and administrative	17,781	18,123	24,020
Research and development	4,473	3,933	3,847
Stock compensation expense	334	334	2,015
Impairment loss—goodwill and other intangible assets	—	959	—
Restructuring charges	2,936	1,381	—

Total operating expenses	25,524	24,730	29,882

Income (loss) from operations	(16,537)	(1,800)	12,140
Interest income	1,583	636	492
Interest expense	315	143	48

Income (loss) before income taxes	(15,269)	(1,307)	12,584
Income tax benefit	—	—	6,128
Minority interest in loss of subsidiary	—	742	—

Net income (loss)	(15,269)	(565)	18,712
Net decretion (accretion) of redeemable convertible preferred stock to estimated redemption value	635	(1,016)	(44,533)

Net loss attributable to common stockholders	$(14,634)	$(1,581)	$(25,821)

Net loss attributable to common stockholders per share—basic and diluted	$(3.50)	$(0.38)	$(5.95)

Weighted average common shares outstanding—basic and diluted	4,186,497	4,194,588	4,341,247

Pro forma net income available to common stockholders (unaudited)			$18,712
Pro forma net income available to common stockholders per share (unaudited):
Basic			$1.97
Diluted			$1.80
Pro forma weighted average common shares outstanding (unaudited):
Basic			9,517,949
Diluted			10,405,711

Composition of stock compensation expense:
Cost of revenues	$—	$—	$18
Selling, general and administrative	192	192	1,948
Research and development	142	142	49

Total	$334	$334	$2,015

See accompanying notes.

ADVERTISING.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Series A Preferred	Series B Preferred	Common Stock	Unearned Compensation	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)	Comprehensive Income (Loss)
Balances at January 1, 2001	$1	$1	$42	$—	$—	$9	$(21,083)	$(21,030)	$—
Exercise of 11,744 stock options and warrants	—	—	—	—	37	—	—	37	—
Vesting of non-employee stock options	—	—	—	—	334	—	—	334	—
Decretion of Series C preferred stock	—	—	—	—	—	—	635	635	—
Foreign currency translation adjustment	—	—	—	—	—	(123)	—	(123)	(123)
Net loss	—	—	—	—	—	—	(15,269)	(15,269)	(15,269)

Balances at December 31, 2001	1	1	42	—	371	(114)	(35,717)	(35,416)	(15,392)
Exercise of 350 stock options	—	—	—	—	4	—	—	4	—
Vesting of non-employee stock options	—	—	—	—	334	—	—	334	—
Accretion of Series C preferred stock	—	—	—	—	(709)	—	(307)	(1,016)	—
Unrealized gain on investments	—	—	—	—	—	1	—	1	1
Foreign currency translation adjustment	—	—	—	—	—	98	—	98	98
Net loss	—	—	—	—	—	—	(565)	(565)	(565)

Balances at December 31, 2002	1	1	42	—	—	(15)	(36,589)	(36,560)	(466)
Exercise of 85,597 stock options	—	—	1	—	271	—	—	272	—
Vesting of non-employee stock options	—	—	—	—	1,766	—	—	1,766	—
Issuance of 343,838 shares of common stock to purchase minority interest of subsidiary	—	—	3	—	2,060	—	—	2,063	—
Issuance of 188,799 stock options to employees and directors at below fair value	—	—	—	(2,093)	2,093	—	—	—	—
Vesting of compensatory employee stock options	—	—	—	248	—	—	—	248	—
Accretion of Series C preferred stock	—	—	—	—	(6,190)	—	(37,786)	(43,976)	—
Accretion of Series D preferred stock	—	—	—	—	—	—	(557)	(557)	—
Unrealized gain on investments	—	—	—	—	—	2	—	2	2
Foreign currency translation adjustment	—	—	—	—	—	(39)	—	(39)	(39)
Net income	—	—	—	—	—	—	18,712	18,712	18,712

Balances at December 31, 2003	$1	$1	$46	$(1,845)	$—	$(52)	$(56,220)	$(58,069)	$18,675

See accompanying notes.

ADVERTISING.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities
Net income (loss)	$(15,269)	$(565)	$18,712
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation and amortization of property and equipment	3,050	3,408	2,620
Amortization of intangible assets	140	56	377
Loss (gain) on sale of property and equipment	17	581	(6)
Impairment loss—goodwill and other intangible assets	—	959	—
Stock compensation expense	334	334	2,015
Minority interest in loss of subsidiary	—	(742)	—
Deferred income taxes	—	—	(6,583)
Change in operating assets and liabilities:
Accounts receivable, net	1,341	(5,909)	(12,602)
Prepaid expenses and other assets	207	(41)	(289)
Accounts payable and accrued expenses	(105)	5,304	8,475
Other long-term liabilities	(12)	29	—
Deferred revenue	(92)	(170)	799
Income taxes payable	—	—	457

Net cash flows provided by (used in) operating activities	(10,389)	3,244	13,975
Cash flows from investing activities
Purchase of property and equipment	(831)	(1,544)	(2,961)
Acquisition costs for Dayrates, net of cash received of $106	—	(31)	—
Proceeds from disposal of property and equipment	285	30	3
Purchases of investments in marketable securities	(8,500)	(19,527)	(35,096)
Maturities of investments in marketable securities	18,360	23,000	25,345

Net cash flows provided by (used in) investing activities	9,314	1,928	(12,709)
Cash flows from financing activities
Proceeds from exercise of stock options	37	4	272
Borrowings (repayments) of long-term debt	315	(94)	278
Repayment of capital lease obligations	(669)	(721)	(254)

Net cash flows provided by (used in) financing activities	(317)	(811)	296
Effect of exchange rate changes on cash balances held in foreign currencies	(13)	66	177

Net change in cash and cash equivalents	(1,405)	4,427	1,739
Cash and cash equivalents at beginning of year	22,786	21,381	25,808

Cash and cash equivalents at end of year	$21,381	$25,808	$27,547

Supplemental disclosures of cash flow information
Cash paid for interest	$249	$143	$39

Cash paid for income taxes	$—	$—	$5

See accompanying notes.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.    Business Description

Advertising.com, Inc. was incorporated in the State of Maryland and commenced operations in August 1998. Advertising.com, Inc. and its subsidiaries (Advertising.com or the Company) provide results-based interactive marketing services. The Company delivers advertisements to targeted audiences through a network of advertising inventory purchased from web, search engine and email publishers. The Company has developed proprietary technologies that enable it to plan, test and execute results-based interactive marketing programs.

2.    Summary of Significant Accounting Policies and Practices

Principles of Consolidation

The consolidated financial statements include the results of operations of Advertising.com and its subsidiaries. All intercompany transactions have been eliminated in consolidation.

The Company consolidates investments where it has a controlling financial interest. The usual condition for a controlling financing interest is ownership of a majority of the voting interest and, therefore, as a general rule ownership, directly or indirectly, of over fifty percent of the outstanding voting shares is a condition for consolidation. For investments in variable interest entities, as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, the Company consolidates when it is determined to be the primary beneficiary of the variable interest entity. As of December 31, 2003, the Company was not the primary beneficiary of any variable interest entity in which it did not own a majority of the outstanding voting stock.

Unaudited Pro Forma Financial Information

The unaudited pro forma balance sheet gives effect to the conversion of the redeemable convertible preferred stock as if it occurred on December 31, 2003. The conversion of the outstanding preferred stock into common stock will automatically occur upon the consummation of this offering.

Pro forma net income available to common stockholders per share for 2003 gives effect to the conversion of the redeemable convertible preferred stock as if it occurred on January 1, 2003. Pro forma basic earnings per share is calculated by dividing pro forma net income available to common stockholders by the pro forma weighted-average number of common shares outstanding during the year. Pro forma diluted earnings per share adjusts basic earnings per share for the potentially dilutive effects of shares issuable under our stock option plan using the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cash and Cash Equivalents

Cash and cash equivalents include amounts invested in accounts that are readily convertible to cash (including cash held in bank accounts, money market funds, commercial paper and temporary overnight investment sweep accounts, which are redeposited daily into the Company’s bank account) and government obligations with a remaining maturity when purchased of three months or less.

Investments in Marketable Securities

Marketable securities consist of government agency and commercial notes. All marketable securities are classified as available-for-sale, and are carried at fair value, with any unrealized gains and losses reported as a separate component of stockholders’ deficit. The Company recognizes gains or losses when these investments are sold using the cost determined by the specific identification method. Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date.

The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting loss is recognized in earnings.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary overnight investments from the Company’s bank accounts and accounts receivable. The temporary overnight investment accounts are comprised of repurchase agreements in bank mutual funds, U.S. government obligations and treasury notes. At times, such investments may be in excess of FDIC insurance limits.

Two of the Company’s customers are under common control. Collectively, these customers accounted for 13% of revenues for the year ended December 31, 2003 and 17% of accounts receivable at December 31, 2003. There were no significant customer concentrations in 2002 or 2001.

Allowances for Uncollectible Accounts Receivable

Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its expected net realizable value. These estimates are made by analyzing the status of significant past-due receivables and by establishing general provisions for estimated losses based on current and historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit and collection policies and the financial strength of the Company’s customers. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment and software	3 years
Web site development costs	3 years
Office equipment	3 years
Furniture, fixtures and other	5 years

Leasehold improvements are amortized over the lesser of the asset’s estimated useful life or the lease term.

Goodwill and Other Intangible Assets

Intangible assets consist of domain names, customer lists, customer relationships and goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the interest acquired in identifiable net assets. Intangible assets other than goodwill are amortized using the straight-line method over their estimated useful lives ranging from three to five years. Goodwill is not amortized but is subject to at least annual impairment tests.

Impairment of Long-Lived Assets, Excluding Goodwill

Long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Impairment of Goodwill

Goodwill is considered impaired when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, as determined under a two-step approach. The first step is to determine the estimated fair value of each reporting unit with goodwill. The reporting units of the Company for purposes of the impairment test are those components of operating segments for which discrete financial information is available and segment management regularly reviews the operating results of that component. Components are combined when determining reporting units if they have similar economic characteristics.

The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the recorded net assets of the reporting unit are less than the reporting unit’s estimated fair value, then no impairment is indicated. Alternatively, if the recorded net

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

assets of the reporting unit exceed its estimated fair value, then goodwill is assumed to be impaired and a second step is performed. In the second step, the implied fair value of the goodwill is determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded amount of goodwill exceeds this implied fair value, an impairment charge is recorded for the excess.

Redeemable Preferred Stock and Accounting Change

The Company accounts for redeemable preferred stock that contains provisions for redemption outside of its control as mezzanine equity. These securities are recorded at fair value at their date of issue and are adjusted to their estimated redemption amount at each balance sheet date. The resulting increases or decreases in the carrying amount of the redeemable preferred stock are adjusted through paid-in capital or, in the absence of paid-in capital, through accumulated deficit. Increases or decreases in the carrying amount also reduce or increase income available to common stockholders in the calculation of earnings per share.

The Company changed its accounting policy for redeemable preferred stock in the preparation of the accompanying consolidated financial statements included in this prospectus to comply with the Securities and Exchange Commission’s requirements for financial statements. These rules require preferred stock redeemable outside the control of the issuer to be accreted to redemption value through periodic charges to retained earnings or additional paid-in capital. The Company’s prior policy was to increase the carrying value of redeemable preferred stock only to the extent of any cumulative unpaid dividends, and accordingly, these securities were not necessarily recorded at their estimated redemption value at each balance sheet date. The accompanying consolidated financial statements for all years presented were retroactively restated upon the adoption of the SEC accounting and reporting regulations for redeemable preferred stock. See Note 10 for a summary of changes to the carrying amount of redeemable preferred stock in 2001, 2002 and 2003.

Stock Option Plans

The Company measures compensation expense for its stock-based employee and director compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and provides pro forma disclosure of net income as if the fair value-based method prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense. The Company uses the minimum value method to estimate the pro forma fair value of options and warrants granted to employees and directors.

The Company accounts for options granted to non-employees based on either the fair value of the services provided or the fair value of the options granted, whichever is more reliably measurable. In determining the fair value of options granted to non-employees, the Company uses the Black-Scholes option-pricing model. The Black-Scholes option-pricing model is a model that was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires the input of six variables, consisting of (i) the estimated fair value of the common stock, (ii) the exercise price of the option, (iii) the expected dividend yield, (iv) the expected volatility of the common stock over the estimated life of the option, (v) the expected life of the option and (vi) the risk-free interest rate. The fair value of the equity instruments issued to a non-employee is measured on the earlier of the performance commitment date or the date the services required under the

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

arrangement have been completed. Estimated amounts of expense are recognized as the non-employee performs under the arrangement. Those estimates are adjusted on the final measurement date.

Had compensation expense for the Company’s stock-based employee compensation plans been determined based on the fair value method prescribed by Statement No. 123, the Company’s net income (loss) would have been changed to the pro forma amounts indicated below:

	Year Ended December 31,
	2001	2002	2003
	(in thousands, except per share data)
Net income (loss) as reported	$(15,269)	$(565)	$18,712
Add: Stock-based employee compensation included in net income (loss), net of income taxes	—	—	248
Deduct: Total stock-based employee compensation determined under fair value-based method for all awards, net of income taxes	(642)	(683)	(519)

Pro forma net income (loss)	(15,911)	(1,248)	18,441

Pro forma net loss attributable to common stockholders	$(15,276)	$(2,264)	$(26,092)

Net loss attributable to common stockholders per share:
Basic and diluted, as reported	$(3.50)	$(0.38)	$(5.95)

Basic and diluted, pro forma	$(3.65)	$(0.54)	$(6.01)

The Company has computed for pro forma disclosure purposes the fair value of all options granted using the minimum value method and the following weighted-average assumptions:

	Year Ended December 31,
	2001	2002	2003
Risk-free interest rate	3.9% to 5.2%	2.9% to 4.7%	2.3% to 3.4%
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	0%

Revenue Recognition

Revenues are derived primarily from the delivery of advertisements through third party Internet and email-based publishers. Revenues from advertising are recognized when (i) there is evidence of an arrangement, (ii) delivery of the advertising or the contractually agreed-upon action has occurred, (iii) the fee is fixed or determinable and (iv) the fee is probable of collection.

Fees from customers received before they are earned are recorded as deferred revenue.

Research and Development Costs

Research and development costs consist of expenses to enhance the Company’s existing technologies and design new applications. The Company accounts for its product development costs in accordance with AICPA Statement of Position 98-1, Accounting for Costs to Develop or Obtain Software for Internal Use. Accordingly, for modifications that do not add significant functionality to extend the useful life of the Company’s current technology, the Company expenses costs as incurred. Qualified costs of upgrades and enhancements are capitalized within property and equipment and amortized over the estimated useful life of the related enhancement.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $1.2 million, $539,000 and $842,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Income Taxes

Income taxes are accounted for using the liability method. This method requires the recognition of taxes currently payable or refundable, and the recording of deferred tax liabilities and assets for future tax consequences of financial statement transactions that have yet to be recognized in the Company’s tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Net Loss Attributable to Common Stockholders Per Share

Basic net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

As of December 31, 2001, 2002 and 2003, options and warrants to purchase 2,425,810, 2,505,225 and 2,699,327 shares of common stock, respectively, were outstanding. In addition, as of December 31, 2001, 2002, and 2003, 4,848,539, 4,848,539 and 4,893,898 shares of common stock, respectively, were issuable upon the conversion of outstanding convertible preferred stock. If the outstanding options, warrants and preferred stock were exercised or converted into common stock, the result would be antidilutive and, accordingly, basic and diluted net loss attributable to common stockholders per share are identical for all periods in the accompanying consolidated statements of operations.

Foreign Currency Translation

The financial statements of foreign subsidiaries with a functional currency other than the U.S. dollar have been translated into U.S. dollars using the current rate method. Assets and liabilities have been translated using the exchange rates in effect at year-end. Income and expense amounts have been translated using the average exchange rates for the year. Translation gains or losses resulting from the changes in exchange rates have been reported as a component of accumulated other comprehensive income (loss) included in stockholders’ deficit, net of tax.

Reclassifications

Certain reclassifications have been made to the 2001 and 2002 financial statements to conform to the current year presentation.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses the financial accounting and reporting for certain costs associated with exit or disposal activities. Statement No. 146

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

requires that these costs be recorded at their fair value when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of Statement No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the new standard in 2003 did not have a material impact on the Company’s consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and amended it in December 2003. The objective of Interpretation No. 46 is to improve financial reporting by companies involved with variable interest entities. The Interpretation requires variable interest entities to be consolidated by a company if that company is either subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns. Because the Company currently does not have any interests in variable interest entities, the adoption of the new standard in 2003 did not have a material impact on its consolidated financial position or results of operations.

The Emerging Issues Task Force of the FASB has issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, which addresses arrangements that may involve the delivery or performance of multiple products, services, or rights to use assets, and for which performance may occur at different points in time or over different periods of time. EITF Issue 00-21 also addresses whether the different revenue-generating activities, or deliverables, are sufficiently separable, and whether there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. The guidance applies to all contractual arrangements requiring performance of multiple revenue-generating activities not within the scope of higher-level authoritative literature. EITF Issue No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company’s arrangements generally do not contain multiple elements, and the adoption of EITF 00-21 had no effect on reported operating results.

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement No. 150 generally requires liability classification for financial instruments that represent, or are indexed to, an obligation to buy back the issuer’s shares, regardless whether the instrument is settled on a net-cash or gross physical basis. The Company’s redeemable preferred stock is not subject to the provisions of Statement No. 150 because the securities are not unconditional obligations requiring the Company to redeem the preferred stock by transferring assets at a specified or determinable date (or dates) or upon an event that is certain to occur. The Company expects to adopt Statement No. 150 in 2004, and does not currently have any financial instruments subject to the provisions of the standard.

3.    Acquisitions

Dayrates

In March 2002, the Company acquired all of the outstanding common stock of Dayrates AS (Dayrates), a Norwegian company that operated in the same business and industry. Dayrates had operations in Norway, Sweden, Denmark, Germany and the United Kingdom at the time of the acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The purpose of the acquisition was to increase the Company’s presence in Europe, especially Northern Europe. While Dayrates was not profitable at the time it was acquired, it was believed that it would become profitable during 2002 since the interactive segment of the advertising industry was expected to have high growth in Europe, acceptance and penetration of the Internet is especially high in Northern Europe, and because Dayrates had a large market share in certain countries in which it operated. Because of the perceived growth potential, and the fact that Dayrates had valuable client relationships, the consideration paid exceeded the fair value of the identifiable net assets that were acquired.

The results of operations of Dayrates have been included in the consolidated financial statements since March 1, 2002. Dayrates was acquired in exchange for 1,896,562 common shares of Advertising.com International Holdings Limited (Advertising.com International), a subsidiary of the Company, which had an estimated fair market value of $878,000 at the acquisition date. The estimated fair value of the shares was based on an independent appraisal of the fair value of the Advertising.com International shares exchanged.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition (in thousands):

Current assets	$544
Computers and equipment	213
Intangible asset — customer relationships	647
Goodwill	430

Total assets acquired	1,834
Current liabilities	911
Long-term debt	45

Total liabilities assumed	956

Net assets acquired	$878

The identifiable intangible asset is being amortized over its estimated useful life of three years.

The unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2002 assuming the Dayrates acquisition occurred on January 1, 2001, are as follows:

	Year Ended December 31,
	2001	2002
	(in thousands, except per share data)
Revenues	$39,939	$74,616

Net loss	(20,056)	(823)
Decretion (accretion) of redeemable preferred stock to estimated redemption value	635	(1,016)

Net loss attributable to common stockholders	$(19,421)	$(1,839)

Net loss attributable to common stockholders per share – basic and diluted	$(4.64)	$(0.44)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Minority Interest of Subsidiary

In 2003, the Company acquired the minority interest in its subsidiary, Advertising.com International, which represented approximately a 34% interest in Advertising.com International. The purpose of the acquisition was to eliminate the minority interest owned by third parties. The transaction was accounted for using the purchase method of accounting.

The minority interest in Advertising.com International was acquired in exchange for 343,838 shares of common stock of the Company, which had an estimated fair value of $2.1 million at the acquisition date. The value of the shares was based on an independent appraisal of the fair value of the Company’s shares exchanged.

The following table summarizes the allocation of the purchase price to step up the basis of the assets acquired and the liabilities assumed at the date of acquisition (in thousands):

Intangible asset — customer relationships	$652
Goodwill	1,541
Less: deferred tax liability	(130)

Net assets acquired	$2,063

The identifiable intangible asset is being amortized over its estimated useful life of three years.

4.    Investments in Marketable Securities

Investments in marketable securities consisted of the following:

	December 31,
	2002	2003
	(in thousands)
Government agency	$5,029	$4,009
Commercial notes	—	10,742

Marketable securities	$5,029	$14,751

Aggregate maturities of the Company’s marketable securities are as follows at December 31, 2003 (in thousands):

Due within one year	$7,677
Due between one and five years	7,074

$14,751

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.    Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2002	2003
	(in thousands)
Computer equipment and software	$9,638	$9,953
Web site development costs	40	40
Furniture, fixtures and other	1,637	1,667
Leasehold improvements	648	839

	11,963	12,499
Accumulated depreciation	(8,053)	(8,465)

Property and equipment, net	$3,910	$4,034

Depreciation expense includes amortization of assets recorded under capital leases.

6.    Goodwill

Changes in the carrying value of goodwill for the years ended December 31, 2002 and 2003 are as follows (in thousands):

Balance at January 1, 2002	$—
Acquisition of Dayrates	430
Impairment charge	(430)

Balance at December 31, 2002	—
Acquisition of minority interest of subsidiary	1,541

Balance at December 31, 2003	$1,541

During 2002, the Company recorded an impairment charge of $430,000 for goodwill acquired upon the acquisition of Dayrates. The impairment was determined by applying the goodwill impairment test described in Note 2, Summary of Significant Accounting Policies and Practices, and was caused by the poor performance of the acquired business. The fair value of the related reporting unit was determined using discounted cash flows.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.    Identifiable Intangible Assets

At December 31, 2002 and 2003, identifiable intangible assets consists principally of acquired customer relationships and domain names, summarized as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
December 31, 2002:
Customer relationships	$647	$(523)	$124
Domain names and other intangible assets	566	(492)	74

Total	$1,213	$(1,015)	$198

December 31, 2003:
Customer relationships	$1,299	$(864)	$435
Domain names and other intangible assets	566	(531)	35

Total	$1,865	$(1,395)	$470

Customer relationships are amortized over three years. Domain names are amortized over five years. Amortization expense was $56,000 and $377,000 in 2002 and 2003, respectively.

During 2002, the Company recorded an impairment charge of $529,000 related to certain customer relationships acquired from Dayrates in March 2002. The impairment charge was recorded because the performance of Dayrates was significantly less than projected at the date of acquisition. The impairment charge was calculated using the Company’s policy for determining the impairment of long-lived assets as described in Note 2, Summary of Significant Accounting Policies and Practices, and is included in impairment loss in the consolidated statement of operations.

Estimated future amortization expense over the remaining useful life of identifiable intangible assets is as follows (in thousands):

Year ending December 31:
2004	$250
2005	220

$470

8.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,
	2002	2003
	(in thousands)
Accounts payable	$776	$1,196
Accrued publisher costs	8,769	16,177
Accrued taxes	330	346
Accrued legal and professional fees	345	476
Accrued restructuring costs	610	404
Other accrued expenses	698	819

	$11,528	$19,418

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.    Long-Term Debt and Capital Lease Obligations

During 2000, the Company received $500,000 in grant proceeds from the State of Maryland’s Department of Business and Economic Development to be used for acquiring furniture and equipment and improving the interior of the Company’s corporate headquarters. During 2001, $312,000 of the grant was converted to a loan in accordance with its provisions. This amount is due in quarterly installments of $25,000, including interest at 3%, with the term beginning June 2002 and ending June 2005.

The Company has signed Master Lease Agreements to finance certain computer hardware and software purchases for up to $2.1 million, with a term of 24 to 36 months. The outstanding balance on these lines of credit at December 31, 2002 was $475,000. These lines of credit expired in 2003.

During 2003, the Company entered into a financing agreement with a vendor. Principal payments totaling $548,000 are due in equal installments of $71,000 beginning in January 2004 and ending in July 2005 with an initial installment of $48,000 paid in October 2003. The loan bears interest at 1.3% per annum.

Future maturities of the Company’s long-term debt and capital lease obligations at December 31, 2003 are as follows (in thousands):

2004	$297
2005	268

Total principal payments	$565

10.    Redeemable Convertible Preferred Stock

Series C Preferred Stock

On September 1, 1999, the Company raised $8.6 million, net of related costs of approximately $511,000, through the sale of 529,070 shares of its Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock). Included in the issuance costs is the estimated fair market value of warrants to purchase 18,604 shares of common stock at $.01 per share issued to a party who provided services associated with consummating the financing.

The Series C Preferred Stock is redeemable upon the written request of holders of 60% of the Series C Preferred Stock on or after September 1, 2004 in an amount equal to the greater of the fair market value at the redemption date or the original issuance price plus accrued and unpaid dividends. The carrying amount of the Series C Preferred Stock is being accreted to its estimated redemption value at each balance sheet date.

Shares of the Series C Preferred Stock accrue cumulative dividends at 8% annually and are payable when and if declared by the Board of Directors upon the earlier of redemption or a liquidation. As of December 31, 2003, dividends have not been approved for payment by the Board of Directors. Cumulative dividends were $3.2 million at December 31, 2003. However, these cumulative dividends are forfeited upon a qualified initial public offering of the Company’s common stock.

Each share of Series C Preferred Stock is convertible at any time by the holder, or mandatorily upon a qualified initial public offering, into four shares of common stock. Under the terms of the Series

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

C Preferred Stock agreement, the holders are permitted to elect two members of the Company’s seven-member Board of Directors. Holders of the Series C Preferred Stock are also entitled to liquidation preferences pari passu with Series E Preferred Stock and senior to all other outstanding classes of stock, antidilution provisions, preemptive rights and other covenants customary for this type of investment.

Series D Preferred Stock

In March 2000, the Company raised $478,000, net of related costs of approximately $22,000, through the sale of 41,390 shares of its Series D Redeemable Preferred Stock (Series D Preferred Stock) to the State of Maryland (the State).

The Series D Preferred Stock is redeemable at the option of the State if certain events occur during a five-year period subsequent to the issuance of the stock. These contingent events are the relocation of the Company outside of Maryland or if the Company or any of its executive officers are convicted of a felony. If such events occur, the Company must offer to repurchase the shares from the State at the greater of the fair value of the shares at the time or 110% of the original purchase price plus all unpaid dividends.

Because the Company has determined that the non-occurrence of these events is not within its control, the carrying amount of the Series D Preferred Stock has been accreted to its estimated redemption value of $550,000.

Series E Preferred Stock

In June and July 2000, the Company raised $53.9 million, net of issuance costs of $3.4 million, through the sale of 1,941,549 shares of its Series E Redeemable Convertible Preferred Stock (Series E Preferred Stock).

The Series E Preferred Stock is redeemable upon the written request of holders of 66 2/3% of the Series E Preferred Stock on or after September 1, 2004 in an amount equal to the greater of the fair market value at the redemption date or the original issuance price plus accrued but unpaid dividends. The carrying amount of the Series E Preferred Stock is being accreted to its estimated redemption value at each balance sheet date.

Holders of the Series E Preferred Stock are entitled to receive dividends at a rate of 8% when and if declared by the Board of Directors of the Company. As of December 31, 2003, no dividends have been declared by the Board of Directors. Each share of Series E Preferred Stock is convertible at any time by the holder, or mandatorily upon a qualified initial public offering, into 1.023 shares of common stock. Holders of the Series E Preferred Stock are also entitled to liquidation preferences over all other outstanding classes of stock, except for Series C Preferred Stock, antidilution provisions, preemptive rights and other covenants customary for this type of investment.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Changes in Carrying Value of Redeemable Preferred Stock

The changes to the Series C, D and E Preferred Stock for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Series C		Series D		Series E
	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balances at January 1, 2001	529,070	$12,232	41,390	$550	1,941,549	$57,276
Decretion to estimated redemption value	—	(635)	—	—	—	—

Balances at December 31, 2001	529,070	11,597	41,390	550	1,941,549	57,276
Accretion to estimated redemption value	—	1,016	—	—	—	—

Balances at December 31, 2002	529,070	12,613	41,390	550	1,941,549	57,276
Accretion to estimated redemption value	—	43,976	—	557	—	—

Balances at December 31, 2003	529,070	$56,589	41,390	$1,107	1,941,549	$57,276

To determine the redemption amount at the end of each period, the Company was required to determine the estimated fair value of the redeemable preferred stock. In making these estimates, the Company utilized contemporaneous appraisals of the Company’s common stock obtained from an independent valuation expert. These appraisals indicated that the fair value of a share of common stock was approximately $5.78, $5.48, $5.96 and $26.79 at December 31, 2000, 2001, 2002 and 2003, respectively. The independent appraisals assumed that the outstanding convertible preferred stock would convert into common stock to the extent the conversion price was in the money, and that the best estimate of fair value of the in-the-money preferred stock was their conversion value, or if out of the money, the liquidation preference amount.

11.    Shares Reserved for Future Issuance

As of December 31, 2003, the Company had reserved 7,882,137 shares of common stock for issuance upon the exercise of options to purchase common stock or the conversion of preferred stock.

The Company has a stock option plan (the Plan) authorizing the grant of up to 3,050,000 options to purchase common stock to employees, consultants and non-employee directors. Stock options expire 10 years from the date granted and vest over periods ranging from three to four years. Up to 288,912 shares are available for future grants as of December 31, 2003. The Plan also allows for the granting of nonqualified options, restricted stock and restricted stock units.

12.    Stock-Based Compensation

Employee and Director Stock Options

The Company has adopted the intrinsic value method in accounting for option grants to employees and directors under the Plan. During the year ended December 31, 2003, 188,799 options were granted with an exercise price below the estimated fair market value of the common stock at the date of grant and, accordingly, compensation expense equal to the difference between the exercise

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

price and the fair market value at the date of grant of $1.9 million is being recognized ratably over the vesting period of the options.

Additionally, during 2003, the Company extended the period over which a terminated employee could exercise stock options that otherwise would have been forfeited. As a result of this modification, the Company recognized $166,000 in compensation expense for the year ended December 31, 2003.

A summary of option activity is as follows:

	Options	Weighted- Average Exercise Price Per Share
Outstanding, January 1, 2001	1,766,396	$7.43
2001 activity:
Granted	1,096,608	6.00
Exercised	11,744	3.19
Forfeited	895,298	11.15

Outstanding, December 31, 2001	1,955,962	5.85
2002 activity:
Granted	408,468	6.00
Exercised	350	9.91
Forfeited	328,703	6.18

Outstanding, December 31, 2002	2,035,377	5.82
2003 activity:
Granted	338,624	5.87
Exercised	85,597	3.17
Forfeited	243,925	5.91

Outstanding, December 31, 2003	2,054,479	5.97

The weighted-average fair value of options granted to employees and directors during the year ended December 31, 2001, 2002 and 2003 was $1.24, $0.95 and $7.07, per share, respectively.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Underlying Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (Years)	Number of Underlying Shares	Weighted- Average Exercise Price Per Share
$1.50-$3.00	232,750	$ 1.55	5.33	232,750	$ 1.55
$3.01-$9.00	1,664,931	5.84	7.73	833,150	5.67
$9.01-$20.00	156,798	13.92	6.46	107,714	14.25

	2,054,479			1,173,614

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Non-Employee Stock Options and Warrants

In 1999 and 2000, the Company issued to two consultants an aggregate of 440,000 options to purchase common stock with a weighted average exercise price of $3.13 per share. These options were valued at $1.1 million based on the evidence of the fair value of the services to be performed by these consultants over the service periods that ended on December 2002 and April 2003. The related expense was recognized ratably over the service periods, and aggregated $334,000 in 2001 and 2002, and $47,000 in 2003. The options are outstanding at December 31, 2003.

During 2003, the Company issued options to purchase 175,000 shares of common stock to nonemployees for consulting services that were vested at the date of grant. These options are exercisable for $6.00 per share and expire 10 years from the date of grant. All of these options are restricted as to exercise over periods expiring in 2007. The Company determined that the most reliable measure of the fair value of the services received was to measure the fair value of the options granted, determined using the Black-Scholes option pricing model. The aggregate fair value of the options of $1.7 million was charged to expense at the date of grant, since there was no requirement for future performance. The inputs to determine the estimated fair value of the options were: (i) estimated fair value of common stock of $12.37 per share based on an independent appraisal, (ii) contractual exercise price of $6.00 per share, (iii) estimated life of the options of five years, (iv) estimated dividend yield of 0%, (v) estimated risk-free interest rate of 2.9% and (vi) estimated volatility of the common stock over the life of the options of 87%. At December 31, 2003, all options granted in 2003 remained outstanding and 43,750 were exercisable.

At December 31, 2003, the Company has other options and warrants outstanding to purchase 29,848 shares of common stock at a weighted average exercise price of $20.77 per share.

13.    Income Taxes

A summary of income (loss) before income taxes is as follows:

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
Domestic	$(14,090)	$913	$11,665
Foreign subsidiaries	(1,179)	(2,220)	919

Total	$(15,269)	$(1,307)	$12,584

A summary of the components of income tax provision (benefit) is as follows:

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
Current income tax provision:
Federal	$—	$—	$—
State	—	—	55
Foreign	—	—	400

Total current income tax provision	—	—	455

Deferred income tax benefit:	—	—
Federal	—	—	(6,085)
State	—	—	(498)
Foreign	—	—	—

Total deferred income tax benefit	—	—	(6,583)

Total income tax benefit	$—	$—	$(6,128)

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A reconciliation of the recorded tax provisions to the amount calculated using the U.S. federal statutory income tax rate of 34% in 2001 and 2002 and 35% in 2003, is as follows:

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
Tax expense at the federal statutory rate	$(5,191)	$(444)	$4,404
State taxes, net of federal effect	(839)	54	291
Effect of foreign income taxes	(77)	253	212
Change in effective tax rates	—	—	573
Permanent differences	12	19	124
Other	—	—	396
Change in valuation allowance	6,095	118	(12,128)

Benefit for income taxes	$—	$—	$(6,128)

Deferred income taxes reflect the net effect of temporary differences between the financial statements and the tax basis of assets and liabilities. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2002	2003
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$14,131	$8,340
Non-employee nonqualified stock options	463	1,104
Fixed assets	187	311
Accrued expenses	434	416
Bad debt allowance	405	380
Other	154	145

Total deferred tax assets	15,774	10,696
Total deferred tax liabilities	—	(597)

Net deferred tax assets	15,774	10,099
Less valuation allowance	(15,774)	(3,646)

Net deferred taxes included in the accompanying balance sheets	$—	$6,453

A 100% valuation allowance was applied against the net deferred tax assets as of December 31, 2002, due to the Company’s lack of history of operating profits. In 2003, the Company reversed its U.S. federal, state, and a portion of its foreign valuation allowances related to its net operating loss carryforwards. The Company believes that it is more likely than not that this asset will be realized in future periods as a result of the cumulative taxable income generated by the Company in recent years. The Company continued to apply a 100% valuation allowance on certain of its foreign net operating loss carryforwards as of December 31, 2003 due to the lack of history of operating profits for those foreign subsidiaries. Federal net operating loss carryforwards total $12.0 million at December 31, 2003 and begin to expire in 2021.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.    Operating Leases and Contingencies

Various lawsuits may occur in the ordinary course of business. In the opinion of management, the ultimate outcome of these claims will not have a material adverse effect on the financial position or future operating results of the Company.

The Company has entered into several operating leases for office space that expire at various times from 2005 through 2008. At December 31, 2003, the aggregate future minimum annual lease payments were as follows (in thousands):

Year ending December 31:
2004	$2,256
2005	1,732
2006	1,623
2007	1,555
2008	33

Total payments	$7,199

Rent expense for the years ended December 31, 2001, 2002 and 2003 was $1.9 million, $1.7 million and $1.8 million, respectively.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.    Restructuring Charges

In 2001, the Company incurred lease termination, employee severance and related other costs aggregating $2.9 million as a result of a restructuring of operations that led to the severance of 94 employees and vacated space in the Company’s leased headquarters facility. The estimated costs of lease termination represents the future minimum rental payments reduced by sublease rental income over the remaining lease term. In 2002, the Company incurred an additional $1.4 million of restructuring costs as a result of a revised estimate of sublease rental income for vacated office space. A summary of the changes in the accrued restructuring liability is as follows (in thousands):

Restructuring charges in 2001:
Lease and contract termination costs	$2,296
Employee severance costs	565
Other related costs	75

Total restructuring charges in 2001	2,936

Less payments in 2001 for:
Lease and contract termination costs	(794)
Employee severance costs	(559)
Other related costs	(75)

Total payments in 2001	(1,428)

Balance at December 31, 2001	1,508

Lease termination costs in 2002:
Adjustment to 2001 estimate	1,381

Total restructuring charges in 2002	1,381

Less payments in 2002 for:
Lease and contract termination costs	(2,275)
Employee severance costs	(4)

Total payments in 2002	(2,279)

Balance at December 31, 2002	610

Payments in 2003 for lease termination costs	(206)

Total payments in 2003	(206)

Balance at December 31, 2003	$404

The remaining liability at December 31, 2003 relates primarily to remaining lease obligations that are contractually payable through November 2007.

16.    Retirement Plan

Employees of the Company are eligible to participate in a defined contribution 401(k) plan. Employees may make contributions to the plan through salary deferral. Employer contributions are at the discretion of the Company. No Company contributions were made in 2001, 2002 and 2003.

ADVERTISING.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.    Segment Data

The Company is organized under two operating segments for which management allocates resources and evaluates performance. These segments are Interactive Marketing Services, which provides results-based interactive marketing services to its customers through the Internet, and Technology Services, which provides customers with access to the Company’s proprietary technology to perform advertising placement optimization through various forms of digital media. The Company’s Technology Services segment represents less than 2% of consolidated revenues, and as a result, the Company has only one reportable segment, Interactive Marketing Services. Because the Company’s reportable segment comprises substantially all of its operations, the financial results for Interactive Marketing Services are substantially the same as the consolidated results of operations of the Company.

The Company evaluates performance and allocates resources based on gross profit. The accounting policies of the reportable segment is the same as those described in Note 2, Summary of Significant Accounting Policies and Practices.

There were no intersegment sales or transfers for the years ended December 31, 2001, 2002 and 2003.

Geographic Information

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
Revenues
United States	$36,087	$64,088	$110,142

United Kingdom	1,892	7,419	14,717
Other foreign countries	—	2,559	7,482

Total foreign	1,892	9,978	22,199

Total revenues	$37,979	$74,066	$132,341

		December 31,
		2002	2003
		(in thousands)
Long-Lived Assets
United States		$3,681	$3,766
Foreign		427	2,279

Total long-lived assets		$4,108	$6,045

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

     Shares

Advertising.com, Inc.

Common Stock

Goldman, Sachs & Co.

Deutsche Bank Securities

Piper Jaffray

Representatives of the Underwriters

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all fees and expenses, other than underwriting discounts and commissions, payable in connection with the issuance and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.

SEC Registration Fee		$12,670
NASD Filing Fee		10,500
Nasdaq Listing Fee		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 2-405-2 of the Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Section 2-418 of Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (x) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (y) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, and the bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer (including individuals who, while our director or officer and at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee) from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as our present or former director or officer, or a person who has agreed to become our director or officer, and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter also permits us to indemnify and advance expenses to any person who served in any of the capacities described above in a predecessor of the company and any employee or agent of ours or a predecessor of the company.

We have entered into indemnity agreements with each of our current directors and certain of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our charter and bylaws and to provide additional procedural protections.

We maintain a directors’ and officers’ insurance policy. The policy insures our directors and officers against unindemnified losses ensuing from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. This policy contains various exclusions, none of which apply to this offering.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have sold and issued the following unregistered securities:

In 2001, we issued 11,744 shares of common stock upon the exercise of employee benefit plan options to some of our current and former employees at a weighted average exercise price of $3.19 per share.

In 2002, we issued 350 shares of common stock upon the exercise of employee benefit plan options to some of our current employees at a weighted average exercise price of $9.91 per share.

In 2003, we issued 85,597 shares of common stock upon the exercise of employee benefit plan options to some of our current employees at a weighted average exercise price of $3.17 per share.

From January 1, 2004 through March 31, 2004, we issued 38,944 shares of common stock upon the exercise of options to some of our current employees, a consultant and a director at a weighted average exercise price of $2.74 per share.

No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon the following exemptions from the registration provisions of the Securities Act: Section 4(2) of the Securities Act; Rule 506 under Regulation D of the Securities Act; and Rule 701 under the Securities Act. All share certificates issued in such transactions contained appropriate restrictive legends. All of the foregoing shares are deemed restricted securities for the purposes of the Securities Act.

During 2003, in connection with the acquisition of the remaining minority portion of our majority-owned United Kingdom subsidiary, Advertising.com International Holdings Limited (“International Holdings”), we issued 240,665 shares of our common stock to several residents of Norway and Sweden in exchange for their ownership interests in International Holdings. The offer and sale was exempt from registration under the Securities Act as a private offering made in reliance upon Rule 901 of Regulation S as a transaction that occurred outside of the United States to non-United States residents. All share certificates issued in this transaction contained appropriate restrictive legends. All shares issued in this transaction continue to be held by the original recipients. We serve as the transfer agent with respect to our common stock and appropriate stop transfer restrictions with respect to the shares issued in this transaction have been issued.

In addition, we issued 3,173 shares of our common stock to several officers of International Holdings who are residents of United Kingdom and 100,000 shares of our common stock to a United Kingdom entity affiliated with one of the officers of International Holdings in exchange for their ownership interests in International Holdings. The offer and sale of these securities was exempt from registration in reliance upon Section 4(2) of the Securities Act and/or as a private offering made in reliance upon Rule 901 of Regulation S as a transaction that occurred outside of the United States to non-United States residents. All share certificates issued in this transaction contained appropriate restrictive legends. All of the these shares are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The Exhibit Index filed herewith is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II- Valuation and Qualifying Accounts.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Baltimore, State of Maryland, on April 2, 2004.

ADVERTISING.COM, INC.

By:	/s/ SCOTT A. FERBER
Scott A. Ferber Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott A. Ferber and John B. Ferber, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement or any registration statement relating to this registration statement under Rule 462 under the Securities Act of 1933 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on April 2, 2004.

Signature	Title

/s/ SCOTT A. FERBER Scott A. Ferber	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)

/s/ MICHAEL L. WOOSLEY Michael L. Woosley	Chief Financial Officer and Treasurer (Principal Financial Officer)

/s/ BETH LLOYD Beth Lloyd	Controller (Principal Accounting Officer)

Signature	Title

/s/ JOHN B. FERBER John B. Ferber	Vice Chairman of the Board of Directors and Chief Product Officer

/s/ FRANK A. BONSAL, JR. Frank A. Bonsal, Jr.	Director

/s/ JAMES M. DALE James M. Dale	Director

/s/ PATRICK J. KERINS Patrick J. Kerins	Director

/s/ G. JOHN TAYSOM G. John Taysom	Director

REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

Board of Directors

Advertising.com, Inc.

We have audited the consolidated financial statements of Advertising.com, Inc. and subsidiaries as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated March 5, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Baltimore, Maryland

March 5, 2004

S-1

Advertising.com, Inc. and Subsidiaries

Schedule II  —  Valuation and Qualifying Accounts

	Balance, Beginning of Period	Charged to costs and expenses	Reserves related to purchased entities	Deductions		Balance, End of Period
(in thousands)
Allowance for Doubtful Accounts
2001	$1,041	1,117	—	(1,323	)(1)	$835
2002	$835	686	—	(327	)(1)	$1,194
2003	$1,194	542	—	(458	)(1)	$1,278
Deferred Tax Asset Valuation Allowance
2001	$7,059	6,095	—	—		$13,154
2002	$13,154	118	2,502	—		$15,774
2003	$15,774	281	—	(12,409	)(2)	$3,646
Restructuring Charge Accrual
2001	$—	2,936	—	(1,428	)(3)	$1,508
2002	$1,508	1,381	—	(2,279	)(3)	$610
2003	$610	—	—	(206	)(3)	$404

(1)	Represents write-offs of amounts deemed uncollectible, net of recoveries.

(2)	Represents deductions to record net deferred tax assets at estimated net realizable value.

(3)	Represents cash payments to reduce amounts accrued.

S-2

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Articles of Incorporation*

3.2	Amended and Restated Bylaws*

4.1	Form of Certificate of Common Stock of Advertising.com, Inc.*

4.2	Piggyback Registration Rights Agreement, dated as of June 25, 1999, by and among the Company and the shareholders named therein

4.3	Amended and Restated Senior Stockholders’ Rights Agreement, dated as of June 23, 2000, by and among the Company and the stockholders named therein

5.1	Opinion of Hogan & Hartson L.L.P. as to the legality of the securities being registered*

10.1	1999 Stock Option and Incentive Plan, as amended#

10.2	2004 Incentive Stock Option Plan*#

10.3	Employment Agreement, dated as of June 29, 2001, by and between the Company and W. Gar Richlin#

10.4	Employment Agreement, dated as of September 9, 2002, by and between the Company and Doug McFarland#

21.1	List of Subsidiaries*

23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)*

23.2	Consent of Ernst & Young L.L.P.

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates a management contract or a compensatory plan, contract or arrangement.